Exhibit 4.1

Tembec Inc.

Annual Information Form

December 15, 2010

For the fiscal year ended September 25, 2010

TABLE OF CONTENTS

ITEM 1 -	DATE OF ANNUAL INFORMATION FORM		5
ITEM 2 -	CORPORATE STRUCTURE		5
ITEM 3 -	GENERAL DEVELOPMENT OF THE BUSINESS		8
	3.1	BUSINESS OVERVIEW	8
	3.2	THREE-YEAR HISTORY	8
	3.3	TRENDS	10
ITEM 4 -	NARRATIVE DESCRIPTION OF THE BUSINESS		11
	4.1	PRINCIPAL OPERATIONS	11
		4.1.1 Forest Products Group	11
		4.1.2 Pulp Group	15
		4.1.3 Paper Group	16
	4.2	ENVIRONMENTAL AND SOCIAL POLICIES	17
	4.3	RESEARCH AND DEVELOPMENT	20
	4.4	COMPETITION	20
	4.5	RISK FACTORS	20
ITEM 5 -	DIVIDENDS		26
ITEM 6 -	GENERAL DESCRIPTION OF CAPITAL STRUCTURE		26
	6.1	GENERAL DESCRIPTION OF CAPITAL STRUCTURE	26
	6.2	RATINGS	27
ITEM 7 -	MARKET FOR SECURITIES OF THE CORPORATION		27
ITEM 8 -	DIRECTORS AND OFFICERS		28
	8.1	INFORMATION CONCERNING DIRECTORS	28
		8.1.1 Independence	30
	8.2	AUDIT COMMITTEE	30
		8.2.1 General	30
		8.2.2 Charter of the Audit Committee	30
		8.2.3 Relevant Education and Experience of the Audit Committee Members	30
		8.2.4 External Auditor Service Fees	32
		8.2.5 Policies and Procedures for the Engagement of Non-Audit Services	32
	8.3	INFORMATION CONCERNING NON-DIRECTOR OFFICERS	33
	8.4	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES AND SANCTIONS	33
ITEM 9 -		LEGAL PROCEEDINGS	35
ITEM 10 -		TRANSFER AGENT AND REGISTRAR	35
ITEM 11 -		MATERIAL CONTRACTS	35
ITEM 12 -		INTERESTS OF EXPERTS	36
ITEM 13 -		ADDITIONAL INFORMATION	37
DEFINITIONS			38
SCHEDULE “A” AUDIT COMMITTEE CHARTER			39

DOCUMENTS INCORPORATED BY REFERENCE

Certain specifically identified pages of the audited consolidated financial statements for the fiscal year ended September 25, 2010 (the “2010 Financial Statements”) and the Management’s Discussion and Analysis dated November 26, 2010 (the “2010 MD&A”), filed with the securities commission or similar authority in each of the provinces of Canada, are incorporated by reference into and form an integral part of this Annual Information Form (the “AIF”).

GLOSSARY

Unless otherwise noted or the context otherwise indicates, references to the “Corporation” in this AIF are to Tembec Inc. References to “Tembec” are to, as the context may require, either the Corporation or Former Tembec, as defined below, or the Corporation or Former Tembec together with one or more of their respective subsidiaries (the Subsidiaries”), affiliates and its interests in joint ventures and other entities. Reference to “Tembec Industries” is to Tembec Industries Inc., a wholly-owned subsidiary of the Corporation. In addition, unless otherwise defined herein, certain terms are defined in the Definitions section of this AIF. All dollar figures are in Canadian dollars unless stated otherwise.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this AIF, includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect” and “project”, the negative or variation thereof, and expressions of similar nature. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. The forward-looking statements contained in this AIF reflect the Corporation’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation.

Such statements are subject to a number of risks and uncertainties, including, but not limited to, :

•	The demand and prices for the products that Tembec sells;

•	Fluctuations in the exchange rate of the Canadian dollar to the U.S. dollar and to the Euro;

•	Raw material availability and prices;

•	Energy availability and costs;

•	Labour availability and labour disruptions;

•	The effect and enforcement of environmental and other governmental regulations;

•	Levels of capital expenditures required to maintain and upgrade processes;

•	Fluctuations in export taxes and/or volume restrictions imposed on lumber exported to the United States;

•	Debt service requirements;

•	Performance of pension fund assets;

•	Scope of insurance coverage; and

•	First Nations’ land claims.

Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. In addition, other risks could adversely affect Tembec and it is not possible to predict or assess all risks. Tembec’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will occur, or if any of them do so, what benefits, including the amount of proceeds, Tembec will derive from them. Except as otherwise indicated, forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on Tembec’s business. Such statements do not, unless otherwise specified by Tembec, reflect the impact of dispositions, sales of assets, monetizations, mergers, acquisitions, combinations or transactions, asset write-downs or other charges announced or occurring after forward-

looking statements are made. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them, and cannot be expressed in a meaningful way or in the same way Tembec presents known risks affecting its business.

NON-GAAP FINANCIAL MEASURES

The following summarizes non-GAAP (Generally Accepted Accounting Principles) financial measures utilized in the AIF. As there is no generally accepted method of calculating these financial measures, they may not be comparable to similar measures reported by other companies. EBITDA refers to earnings before interest, income taxes, depreciation and amortization. EBITDA does not have any standardized meaning according to GAAP. The Corporation defines EBITDA as sales less cost of sales and selling, general and administrative expenses, meaning it represents operating earnings before depreciation, amortization and other specific or nonrecurring items. The Corporation considers EBITDA to be a useful indicator of the financial performance of the Corporation, the business segments and the individual business units. The most comparable Canadian GAAP financial measure is operating earnings. A reconciliation of operating earnings to the Corporation’s definition of EBITDA is provided in the 2010 MD&A.

TEMBEC INC.

ANNUAL INFORMATION FORM

ITEM 1 -	DATE OF ANNUAL INFORMATION FORM

This AIF is dated as of December 15, 2010. Except as otherwise indicated, the information contained in this AIF is stated as at September 25, 2010.

ITEM 2 -	CORPORATE STRUCTURE

Recapitalization Transaction of February 29, 2008

On February 29, 2008, the former Tembec Inc. (“Former Tembec”), which was dissolved effective December 8, 2010 completed a recapitalization transaction (the “Recapitalization”) whereby:

•	US$1.2 billion of debt of its subsidiary, Tembec Industries , was converted into common shares of a newly incorporated entity named the Corporation, which was named Tembec Inc.;

•	A new 4-year term loan[1] of US$300 million (the “Term Loan”) was implemented to provide the Corporation and its operating subsidiaries with additional liquidity;

•

Shareholders of Former Tembec collectively converted all of the issued and outstanding common shares they held in Former Tembec immediately prior to the completion of the Recapitalization for 5% of the issued and outstanding common shares of the Corporation. Such shareholders also received “cashless” warrants to acquire approximately an additional 10% of the Corporation’s issued and outstanding common shares should the 20-day volume weighted average trading price of a single common share reach or exceed $12.00 during the four (4) years following the Recapitalization;

•

The balance of the Corporation’s issued and outstanding common shares were issued to former holders of notes (the “Noteholders”) representing the US$1.2 billion of debt of Tembec Industries, which debt was cancelled as a result of the completion of the Recapitalization, as well as to Noteholders who participated in or backstopped the Term Loan, all in the following proportions:

1.	45% of the common shares of the Corporation were issued to Noteholders in exchange for the principal amount and accrued interest, up to and including December 30, 2007, in relation to the notes they previously held in the US$1.2 billion debt of Tembec Industries;

2.	43% of the common shares of the Corporation were issued to parties who participated in the Term Loan; and

3.	7% of the common shares of the Corporation were issued to Noteholders who backstopped the Term Loan.

The Recapitalization, as described above, was approved at a meeting of the Noteholders of Tembec Industries Inc. and at a special meeting of the shareholders of Former Tembec on February 22, 2008. It was also approved and sanctioned by a final order of the Ontario Superior Court of Justice on February 27, 2008 (the “Final Order”). All of the transactions completed as part of the Recapitalization were consummated pursuant to a plan of arrangement (the “Plan of Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”), R.S.C., c. C-44, as amended, as sanctioned by the Final Order. On October 31, 2008, Tembec Industries obtained a final order by an

[1]	This term loan was repaid on August 17, 2010 with the proceeds from the senior secured notes offering completed by the Corporation on the same date together with cash on hand.

American court recognizing the Plan of Arrangement as a foreign proceeding under Chapter 15 of the U.S. Bankruptcy Code thereby giving full effect to the Final Order in the U.S.A.

On January 16, 2008, a new entity, Tembec Arrangement Inc., was incorporated under the CBCA to carry on business as of February 29, 2008 under the name of Tembec Inc. As part of the Recapitalization, Former Tembec Inc. became Tembec Holdings Inc. and Tembec Arrangement Inc. changed its name to Tembec Inc. In this AIF, all references made to Tembec Inc. or to the Corporation refer to this new Tembec Inc. incorporated on January 16, 2008, unless specified otherwise. References to “Tembec” refer to the Corporation or Former Tembec together with one or more of its respective subsidiaries.

The Corporation’s head office is located at Suite 1050, 800 René-Lévesque Blvd. West, Montreal, Quebec, H3B 1X9, telephone: 514-871-0137. Its website address is www.tembec.com.

The chart below depicts Tembec’s principal facilities by industry segment as at the date of this AIF and, where appropriate, the Subsidiaries or affiliates that own substantially all of the assets of such operating facilities.

CORPORATE ORGANIZATION CHART

ITEM 3 -	GENERAL DEVELOPMENT OF THE BUSINESS

3.1	BUSINESS OVERVIEW

Tembec is a diversified and integrated forest products company with operations principally located in Canada and France. Its business segments are forest products, pulp, paper and chemicals. As the chemical business represents less than 10% of the company’s consolidated sales and consolidated assets, it is not discussed in this AIF.

Tembec can currently produce approximately 1.6 billion board feet of lumber, 1.4 million tonnes of pulp and 510,000 tonnes of paper. A breakdown of production capacities by operating facility is included in the Segment Review section of the 2010 MD&A. For the fiscal year ended September 25, 2010, Tembec had sales of $1.9 billion, EBITDA of $132 million, operating earnings of $64 million and net earnings of $52 million. Tembec’s total assets at that date were $1.1 billion and it employed approximately 4,300 people. The segmented results and the breakdown of sales of the Corporation’s products by geographic areas are included in the Corporation’s 2010 Audited Financial Statements.

Tembec’s strategy is to (i) diversify its business among the forest products, pulp products and paper products sectors; (ii) strive to maintain low cost, efficient operations; and (iii) utilize its technical and operating expertise to develop niche products and markets within its business segments.

3.2	THREE-YEAR HISTORY

The following summarizes major events that have occurred over the past three years:

Forest Products Group

In Fiscal 2008, 2009 and 2010, Tembec incurred a series of production curtailments and shutdowns, ranging from a few weeks to indefinite periods of time, at various sawmills and engineered wood facilities. These production curtailments and shutdowns were due to several factors, including low product pricing resulting from declining demand, the high relative value of the Canadian dollar versus the U.S. dollar, the internal requirement for by-product chips and the related need to manage inventory levels and working capital.

In Fiscal 2008, Tembec completed the sale of land located in and around Fernie, British Columbia. Gross proceeds for the transaction were approximately $17 million. This sale was in addition to the sale of other parcels in the same area during Fiscal 2007 that generated $13 million in gross proceeds. The sale of the Fernie lands did not have any impact on Tembec’s ability to provide fibre to its sawmill operations.

In Fiscal 2008, Temlam and Jager, a wholly-owned subsidiary of Temlam, made voluntary assignments in bankruptcy under the BIA. Temlam was jointly owned on a 50/50 basis by Tembec and SGF. Temlam and Jager were unable to cure defaults under their financing arrangements due to economic conditions in the industry. As Tembec and SGF had each guaranteed 50% of the outstanding indebtedness owed to Temlam’s senior lender, they each disbursed $22 million on October 24, 2008 and assumed the rights of the senior lender vis-à-vis Temlam’s fixed assets.

In Fiscal 2009, Tembec completed the sale of its 50% equity interest in Temrex and its general partner Gestion PFT Inc. Temrex had been operated as a sawmilling joint venture in Quebec’s Gaspé region since 2002.

In Fiscal 2009, Tembec permanently closed a hardwood sawmill in Mattawa, Ontario. The buildings and land were subsequently sold to the local Economic Development Corporation.

Pulp Group

In Fiscal 2008, Tembec successfully started up a new tertiary refiner line at its high yield pulp mill in Chetwynd, British Columbia. The installation of this equipment increased production by 10,000 ADMT.

In Fiscal 2008, Tembec sold part of its interest in AV Nackawic Inc. and AV Cell Inc. to Aditya Birla Group, its partner in such entities. Tembec sold 20% out of the 25% equity interest it held in the issued and outstanding shares in the capital stock of both AV Nackawic and AV Cell, leaving it with a 5% interest in each of the entities. The 20% interest was sold for a total consideration of approximately $9 million. In addition, Tembec sold to Birla at face value a loan it previously made to AV Cell in the amount of $6.75 million.

In Fiscal 2008, Tembec successfully started up a new biomass boiler at the pulp mill in Tartas, France which improved mill efficiency, reduced greenhouse gas emissions and reduced reliance on fossil fuel. This $48 million investment supplies 85 tonnes per hour of steam to the pulp mill which produces 150,000 tonnes of specialty cellulose pulp annually. The investment involved an innovative partnership with local authorities and the financial support of the Conseil régional d’Aquitaine, le Conseil général des Landes, l’Agence de l’eau Adour Garonne. Tembec benefited from interest-free term loans for the financing of a portion of the project.

In Fiscal 2008, Tembec incurred market-related production curtailments at three of its pulp mills, in order to reduce inventory levels. These curtailments reduced output by 23,400 tonnes. In Fiscal 2009, Tembec incurred market-related production curtailments and shutdowns, ranging from a few weeks to indefinite periods of time, at various pulp mills, which reduced output by 386,500 tonnes. In Fiscal 2010, Tembec incurred 67,200 tonnes of market-related downtime. These production curtailments and shutdowns were implemented due to several factors, including low product pricing resulting from declining demand, lack of economically viable fibre, the high relative value of the Canadian dollar versus the U.S. dollar and the black liquor tax credits available to U.S. chemical pulp producers. In late January 2010, the Chetwynd, BC High Yield pulp mill restarted operation and there have been no market related curtailments since that time.

In Fiscal 2009, Marathon Pulp Inc. (“MPI”), a joint venture held on a 50/50 basis with Kruger Inc., filed a notice of intention to make a proposal (“NOI”) pursuant to section 50.4(i) of the BIA. Since no proposal was made by MPI within 30 days of filing the NOI, MPI was assigned into bankruptcy on March 17, 2009.

In Fiscal 2010, Tembec completed the sale of the two Kraft pulp mills and related operations located in Southern France to Paper Excellence B.V. for a total consideration of approximately $133 million dollars which remain subject to closing working capital adjustments.

In Fiscal 2010, a fire occurred at the Chetwynd, BC High Yield pulp mill. The fire and related damages were primarily concentrated in the log storage and chip pile area of the mill site. Approximately 50,000 cubic meters of chips and logs were destroyed. The mill was out of service for a period of 12 days, and total lost production due to the fire and reduced production rates was approximately 17,400 tonnes. The Company maintains property and business interruption insurance on all of its facilities. The total cost exceeded the deductible of $5 million, and has been absorbed in the fiscal 2010 financial results.

Paper Group

In Fiscal 2008, Tembec announced the indefinite idling of paper machine #3 at its Kapuskasing, Ontario newsprint mill. The paper machine has an annual capacity of 100,000 tonnes. The idling was necessary due to a combination of poor newsprint market conditions and a woodchip shortage resulting from numerous sawmill curtailments in Northern Ontario. The machine remains indefinitely idled as of the date of this AIF.

In Fiscal 2009, Tembec announced temporary production curtailments and shutdowns at its Pine Falls and Kapuskasing newsprint operations, which reduced newsprint output by 167,900 tonnes. In Fiscal 2010, a further 273,000 tonnes of market downtime were incurred. These production curtailments and shutdowns were necessary due to low product pricing resulting from declining demand for newsprint.

In Fiscal 2009, Tembec USA LLC, an indirect wholly-owned subsidiary of the Corporation, sold the idled coated paper mill located in St. Francisville for a total sale proceeds of US$16 million. In Fiscal 2010, West Feliciana Acquisition LLC (“WFA”), the buyer of the St. Francisville paper mill, filed for creditor protection. Given the prior ranking of another creditor, the Corporation has taken a special charge of $12 million to write off all amounts receivable from WFA.

In Fiscal 2009, Tembec announced that it had locked-out unionized employees at its Pine Falls newsprint mill following failure to reach a new collective agreement. The Company was seeking changes in the collective agreement that would have resulted in improvement in the site’s cost competitiveness necessary to allow it to meet challenges created by the profound structural change in the demand for newsprint. In Fiscal 2010, Tembec announced the permanent closure of its newsprint mill located in Pine Falls, Manitoba.

Corporate

In Fiscal 2008, the Corporation, Tembec Industries, Tembec Enterprises Inc. and Tembec GP entered into a credit agreement with CIT Business Credit Canada Inc.2 (“CIT Canada”) and a syndicate of lenders for a revolving credit facility of $205 million maturing December 15, 2011 secured by all of the assets of the Corporation’s material North American subsidiaries. This facility has a first priority charge over receivables and inventory and a second priority charge over the remainder of the assets. Interest is calculated based either on prime rate or banker’s acceptances rate. As at September 25, 2010, this facility was undrawn and $35 million was utilized for letters of credit.

The French operations are supported by “receivable factoring” agreements. As such, the borrowing base fluctuates periodically, depending on shipments and cash receipts. As at September 25, 2010, the amount available under such agreements was $26 million, of which $25 million was unused.

In Fiscal 2008, the Corporation, Tembec Investments Inc. and Tembec Industries entered into a loan agreement with a syndicate of lenders for a non-revolving term loan of US$300 million due February 28, 2012 secured by all of the assets of the Corporation’s material North American subsidiaries. This facility had a first priority charge over all assets, except receivables and inventories where it had a second priority charge. Interest was calculated based either on prime rate or libor rate.

In Fiscal 2010, Tembec Industries completed a private offering of US$255 million in aggregate principal amount of 11.25% senior secured notes due in December 2018. The notes were sold in a private offering to “qualified institutional buyers” as defined in Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and outside the United States in reliance on Regulation S under the Securities Act. The notes are senior secured obligations of Tembec Industries, secured by a first priority lien on certain of the property and assets of Tembec Industries and certain subsidiaries of the Corporation, other than receivables, inventory and certain intangibles upon which the note holders have a second priority lien. The notes are guaranteed by the Corporation and certain of the other Corporation’s subsidiaries. The proceeds from the offering, together with cash on hand, were used to permanently repay all outstanding indebtedness under Tembec’s existing US$300 million term loan facility, to pay prepayment premium in connection therewith and to pay fees and expenses related to the offering.

3.3	TRENDS

Reference is made to the Segment Review section of the 2010 MD&A.

[2]	On April 30, 2010, the interest of CIT Financial Ltd. in CIT Canada was acquired by CIBC and CIT Canada was thereafter renamed CIBC Asset-based Lending Inc.

ITEM 4 -	NARRATIVE DESCRIPTION OF THE BUSINESS

4.1	PRINCIPAL OPERATIONS

Tembec’s business is centered around the production and sale of forest, pulp and paper products. The manufacturing assets of Tembec are located primarily in Canada, with a fairly large presence in the eastern part of the country, namely, Northeastern Ontario and Northwestern Quebec.

Tembec has approximately 4,300 employees of which approximately 3,200 are covered by collective bargaining agreements. At the end of fiscal 2010, there were 10 agreements covering 610 employees that had expired. During Fiscal 2011, a total of 15 agreements covering 900 employees will expire.

The lumber and paper businesses are North American in nature and Tembec’s assets in these segments are located in this market. The pulp business is more global in nature, with Europe and China being the largest consumers. One specialty pulp mill, which represents 11% of Tembec’s pulp capacity, is located in France. The other five pulp mills are located in Canada. The following sections provide specifics in relation to each of Tembec’s principal business segments.

4.1.1	Forest Products Group

The Forest Products Group produces an extensive range of forest products focusing on three main product groups: (i) SPF, (ii) Specialty Wood products and (iii) Engineered Wood products. For the fiscal year ended September 25, 2010, the Forest Products Group generated consolidated sales of $346 million as compared to $304 million in Fiscal 2009, negative EBITDA of $10 million as compared to a negative EBITDA of $67 million in Fiscal 2009 and an operating loss of $24 million as compared to an operating loss of $88 million in Fiscal 2009. The Forest Products Group’s annual sales accounted for approximately 18% of Tembec’s total consolidated sales in Fiscal 2010 as compared to 17% in Fiscal 2009.

The following table summarizes the annual operating levels of each operating facility by product group:

SPRUCE, PINE, FIR LUMBER

Location and Product	MBF
Stud Lumber
Taschereau/La Sarre, QC (1)	200,000
Senneterre, QC	150,000
Cochrane, ON	170,000
Kapuskasing, ON	105,000
Random Lumber
Elko, BC (2)	270,000
Canal Flats, BC (2)	180,000
Hearst, ON	160,000
Timmins, ON	100,000
Chapleau, ON	135,000
Bearn, QC	110,000
Finger Joint Lumber
Cranbrook, BC	25,000

1,605,000

SPECIALTY WOOD
Location and Product	MBF
Hardwood Lumber - Huntsville, ON -	30,000

30,000

Thousand ft.[2]
Flooring - Huntsville, ON/Toronto, ON	20,000

20,000

ENGINEERED WOOD
Location and Product	MBF
La Sarre, QC - Engineered Finger Joint Lumber	60,000
Kirkland Lake, On – Engineered Finger
Joint Lumber	30,000

90,000

(1)	Sites are operated as a combined entity.
(2)	The Elko and Canal Flats Sawmills rely on Cranbrook Planning Mill to dry and dress 80,000 MBF of lumber.

Products and Markets

The Softwood (SPF) lumber sawmills produce various types, species and grades of lumber which are used primarily for residential and commercial construction. Higher value SPF lumber products include J-Grade, TemPlusTM and TemSelectTM and machine stress rated (MSR) grades. Hardwood lumber is used in a wide variety of applications, including furniture, flooring and specialty residential and commercial applications. Hardwood flooring products are targeted for residential, commercial and recreational applications. The engineered wood products business manufactures engineered finger joint lumber. In addition, the Forest Products Group produced and shipped approximately 1.1 million tonnes of wood chips in Fiscal 2010, approximately 91% of which were directed to Tembec’s pulp and paper facilities.

The SPF lumber industry is subject to both cyclical and seasonal fluctuations in demand, which can lead to volatility in prices. North American solid wood products demand is influenced by the general level of economic activity, consumer confidence and interest rates. All of the above impact on housing construction starts, which is generally regarded as the best indicator of lumber demand. Total North American lumber demand in 2010 was estimated at 42 billion board feet, with U.S. demand of approximately 33 billion board feet and the balance being consumed in Canada. U.S. producers currently supply 24 billion board feet, leaving a U.S. domestic shortfall of approximately 9 billion board feet. Canadian producers sold a total of 22 billion board feet, shipping 9.4 billion board feet to the U.S. and exporting 3.3 billion board feet outside North America. The remaining 9.3 billion board feet was consumed domestically in Canada. Tembec’s production capacity represents approximately 2% of North American SPF lumber capacity of 70 billion board feet.

The Forest Products Group business fosters a highly diversified customer base. Products are sold by Tembec’s own internal sales force directly to large retailers, industrial end-users and distributors. Tembec markets most of its solid wood products in North America. In Fiscal 2010, 61% of Tembec’s consolidated sales occurred in Canada, 37% in the United States and 2% offshore.

As a result of the significant dependence on the U.S. market, Tembec’s forest products’ competitiveness is heavily influenced by the relative strength of the Canadian dollar versus the U.S. dollar. Tembec competes directly with other Canadian and U.S. producers of SPF lumber. While selling prices, product quality and customer service are important factors affecting competition, other factors such as fibre costs, foreign exchange rates and the 2006 Softwood Lumber Agreement also have an impact on Tembec’s competitive position. The agreement, which came into force on October 12, 2006, revoked all existing countervailing and antidumping duty orders on softwood lumber shipped to the U.S. from Canada and required Canadian exporters to the U.S to pay an export tax which varied inversely with the price of lumber. Effective October 12, 2006, Tembec’s Quebec and Ontario sawmills became subject to a combination of export taxes and volume restraints or quotas that vary depending on the option selected by individual Canadian provinces. Tembec’s Eastern Canadian sawmills located in Quebec and Ontario are currently subject to export quota limitations and a combined 15% export tax on lumber shipped to the U.S. The 15% consists of a 5% tax plus an additional 10% tax related to an adverse Softwood Lumber Agreement Arbitration Award. The 15% tax will be reduced to 5% sometime in 2011 once this arbitration award has been paid. Tembec’s B.C. sawmills are subject to a 15% export tax but shipments are not restricted by any quota. Under certain circumstances, the tax may be increased to 22.5% . The Softwood Lumber Agreement expires on October 12, 2013 with a potential for a 2-year extension to 2015.

Fibre Supply

Tembec’s Canadian forestry operations are managed by the Forest Resources Management Group. This includes the harvesting of timber, either directly or through contractors, and all silviculture and regeneration work required to ensure a sustainable supply of wood fibre to the manufacturing units. The Forest Resources Management Group is also responsible for third-party timber purchases and wood chip production from whole log chippers which are required to supplement total requirements. Its main objective is the optimization of the flow of timber to the various manufacturing units.

Tembec seeks to maximize the utilization of timberlands for which it is responsible through efficient management and by following sustainable forest management practices so that the timberlands provide a continuous supply of wood for future needs. Site preparation, planting and harvesting techniques are continually improved through a variety of methods, such as research to improve the timber yield of the forests.

As Tembec’s forestry activity in Canada is conducted primarily on Crown land, the Forest Resources Management Group works closely with provincial governments to ensure harvesting plans and operations comply with established laws & regulations.

Quebec

Tembec has timber supply and forest management agreements (commonly known as “CAAFs”) with the Ministry of Natural Resources and Wildlife (Quebec) for the supply of its Quebec sawmills. Each CAAF has a term of 25 years and is subject to review and renewal every five years. Renewal at the end of each five-year period remains at the discretion of the Ministry of Natural Resources and Wildlife (Quebec) and is subject to its determination that Tembec has satisfied the obligations specified under the relevant CAAF. The Province of Quebec has reviewed CAAFs for the five year period starting April 1, 2008. Following such review, the annual allowable cut for Tembec’s Senneterre sawmill was reduced by 50%. In order to compensate for such reduction and to ensure that the fibre needs of the Senneterre site are met until 2013, the Ministry of Natural Resources and Wildlife (Quebec) has granted Tembec additional volume on a temporary basis. Beyond 2013, at which point the temporary additional allocation will end, a new solution will have to be contemplated in order to deal with this reduced timber supply. The La Sarre, Taschereau and Béarn sawmills were made subject to a 12% reduction in timber supply. This reduction in timber supply is a direct consequence of the new annual allowable cut calculation applied by the Chief Forester for the Province of Québec. The Province of Québec announced reforms to its forest tenure regime. Once the reforms become effective in 2013, available harvest volumes will be reduced by 25%, and an undetermined portion of the current contractual volumes will be reallocated to a timber marketing board for sale on the open market and social economic development projects, leaving the remaining 75% available to current license holders. In furtherance to these reforms, Tembec is working with the Ministry of Natural Resources and Wildlife (Québec) to ensure the best transition to the new Forest Act in 2013.

Ontario

Tembec’s cutting rights are provided principally through several Sustainable Forest Licenses on Crown land issued by the Ministry of Natural Resources (Ontario). These licenses expire at different dates and have 20-year terms and are renewable every five years. Their renewal is based on satisfactory performance determined by independent audits and approval of the Ministry of Natural Resources (Ontario). The Province of Ontario has announced preliminary plans for reforms of its forest tenure regime, which are similar to Québec. Tembec will continue to monitor developments and work with the Ministry of Natural Resources (Ontario) in connection therewith.

Manitoba

With the permanent closure of the Pine Falls newsprint facility, Tembec will comply with any ongoing regulations requirements. Tembec will work with the Province of Manitoba to ensure obligations are fulfilled related to the Forest Management License currently held by Tembec.

British Columbia

Approximately 95% of all timberlands in the Province of British Columbia are Crown lands. Rights to harvest Crown timber may be granted on behalf of the Crown in the form of forest tenures regulated under the British Columbia Forest Act, the Forest Practices Code of British Columbia Act and the Forest and Range Practices Act and associated regulations.

The forms of forest tenures held by Tembec are one tree farm license (25-year term replaced every 5 to 10 years), three forest licenses (15-year term also replaced every 5 to 10 years) and two Non-Replaceable Forest Licenses (5-year term). Such licenses typically confer to their holder the right to harvest a specific volume of timber on Crown lands. In harvesting these tenures, Tembec is required to satisfy specific government objectives which include forest management, protection of non-timber resources, harvesting, reforestation and protection of archaeology and cultural heritage sites.

Stumpage and Other Charges

Provincial authorities impose stumpage fees on volumes of wood cut on Crown land. These fees are determined under specific mechanisms in each province. Part of the mandate of the Forest Resources Management Group is to ensure that stumpage charged by the provincial governments reflects the fair value of the timber being harvested.

4.1.2	Pulp Group

During most of Fiscal 2010, the Pulp Group consisted of eight manufacturing facilities operating at seven sites. The facilities are divided into two main categories: paper pulps (softwood kraft, hardwood kraft and high-yield pulps) and specialty pulps (specialty cellulose, fluff and dissolving pulps). In Fiscal 2010, Tembec completed the sale of the two Kraft pulp mills and related operations located in southern France to Paper Excellence B.V.

In the fiscal year ended September 25, 2010, the Pulp Group generated consolidated sales of $1.1 billion as compared to $932 million in Fiscal 2009, EBITDA of $157 million as compared to negative $61 million in Fiscal 2009 and operating earnings of $134 million as compared to an operating loss of $101 million in Fiscal 2009.

The following table summarizes the products and current capacity levels of each facility by main type:

Location and Product	Tonnes

Paper Pulps
Softwood Kraft
Skookumchuck, BC	270,000

Hardwood High-Yield
Temiscaming, QC	315,000
Matane, QC	250,000
Chetwynd, BC	240,000

805,000

Specialty Pulps
Temiscaming, QC – Specialty Cellulose	160,000
Tartas, France – Specialty Cellulose and Fluff	150,000

310,000

Total	1,385,000

Products and Markets

Most paper grade market pulps, primarily kraft, are produced by chemical processes, although high-yield pulps are made by mechanical methods. Kraft paper pulps are used to produce a variety of high-quality paper products with specific brightness and strength characteristics. Softwood kraft normally sells for a premium over hardwood kraft as its longer fibres provide required strength properties for paper producers and it costs more to produce. High-yield market pulps have been produced in North America since the mid 1980’s. Initially, most high-yield pulps were manufactured with softwood and utilized in tissue and towel applications, where their superior bulk and absorbency are desired characteristics. However, Tembec has always maintained a strategy of targeting the use of high-yield pulps in paper production. The strategy led to the development of hardwood high-yield grades made from birch, aspen and maple. Although high-yield pulps are lower than kraft pulps in tensile and tear strength, they offer advantages in bulk and opacity.

Specialty pulps are used in a wide variety of applications. The specialty cellulose pulp mill in Temiscaming, Quebec, produces high purity cellulose, which is used in textiles, pharmaceuticals, food additives and industrial chemicals. The pulp mill in Tartas, France, also produces both specialty and fluff pulps using the sulphite process. Fluff pulp is sold to manufacturers of disposable sanitary products who then break down the pulp rolls into individual fibres to give their products bulk, softness and absorbency. Disposable baby diapers account for a large percentage of fluff pulp consumption. Feminine napkins, adult incontinence diapers and nursery pads are other important end-uses.

The pulp market is international in nature, with large volumes of pulp moving duty-free between net-producing regions and net-consuming regions. Global market pulp demand in 2010 was approximately 53 million tonnes. North America is the largest producing region of market pulp at 18 million tonnes per year, followed by Latin America at 16 million tonnes per year and Western Europe, including Nordic countries, at 13 million tonnes per year. Western Europe is the largest consuming region at 18 million tonnes per year, followed by China at 11 million tonnes per year and North America at 8 million tonnes per year.

Tembec markets its pulp on a world-wide basis, primarily through its own sales force, with a network of offices in Canada, France, China, Taiwan, Japan, South Korea, Italy and Spain. This is consistent with Tembec’s strategy of selling directly to customers and establishing long-term strategic relationships. Sales from the Pulp Group represented approximately 58% of Tembec’s total consolidated sales in Fiscal 2010.

Fibre Supply

Tembec’s North American pulp mills purchased approximately 1.5 million bone dry tonnes of wood chips in Fiscal 2010. Of this amount, approximately 45% was supplied by the Forest Products Group. The remainder is purchased from third parties under contracts and agreements of various durations. The three pulp mills located in southern France purchased their fibre requirements from many private landowners.

4.1.3	Paper Group

The Paper Group currently consists of two facilities with a total of four paper machines that can produce newsprint and coated paperboard. On September 2, 2010, Tembec permanently shut down its newsprint mill located in Pine Falls, Manitoba. The mill had been idled since September 1, 2009. For the fiscal year ended September 25, 2010, the Paper Group generated consolidated sales of $348 million as compared to $452 million in Fiscal 2009, EBITDA of negative $2 million as compared to EBITDA of $27 million in Fiscal 2009 and an operating loss of $12 million as compared to operating earnings of $22 million in Fiscal 2009.

The following table summarizes the products and current capacity levels of each facility by main type:

Location and Product	Tonnes
Newsprint
Kapuskasing, ON	330,000

Coated Paper Board
Temiscaming, QC	180,000

Total	510,000

Products and Markets

Newsprint is used primarily for the publication of daily newspapers. It is generally considered to be a commodity product, having a uniform definition and few distinct differences. Newsprint demand is driven primarily by the requirements of daily newspapers. Canadian manufacturers of newsprint are very dependent on export markets, particularly the U.S. market. In calendar year 2010, total North American newsprint demand is expected to be approximately 5.7 million tonnes with the U.S. market consuming approximately 4.9 million tonnes. Another 2.3 million tonnes will be shipped to export markets outside North America. U.S. capacity is 3.6 million tonnes while Canadian newsprint capacity is 4.4 million tonnes of the approximate total 8.0 million tonnes of capacity in North America. Tembec’s newsprint capacity represents approximately 4% of total North American production capacity.

Tembec’s paperboard sales’ focus is on lightweight, fully bleached coated board used in commercial printing. The board is sold primarily in North America through its own sales force located in the U.S. and Canada. Paperboard is sold primarily to merchants and large commercial printers.

The focus of the Paper Group is the North American market which accounted for 95% of consolidated sales in Fiscal 2010, with the U.S. representing 74% of consolidated sales. For Fiscal 2010, the Paper Group represented 19% of the Corporation’s consolidated sale.

Fibre Supply

The Paper Group’s newsprint operations purchased 244,000 bone dry tonnes of virgin fibres in the last fiscal year, of which approximately 68% was internally sourced.

The Pulp Group provides the high yield pulp and a portion of the NBSK pulp required by the Temiscaming paperboard operation. Other purchases of kraft pulp are made on the open market.

4.2	ENVIRONMENTAL AND SOCIAL POLICIES

Tembec is committed to demonstrating responsible stewardship of resources and continuous improvement of its environmental performance. Tembec’s objectives are to:

•	Maintain compliance with its corporate principles and environmental policy;

•	Comply with all applicable environmental legislation and continually improve its environmental performance;

•	Integrate sustainable development into its business and operating plans;

•	Respond effectively to environmental issues; and

•	Obtain recognized environmental certifications.

Environmental Management Programs:

These objectives have been incorporated into Tembec’s Impact Zero® and Forever Green® Environmental Management Programs (“EMPs”), which minimize the impact of manufacturing activities and forest operations on the environment. To administer the programs and achieve the environmental goals associated with them, Tembec has implemented an Environmental Management System (“EMS”) in accordance with the ISO 14001 standard.

Impact Zero®

The main goal of Tembec’s Impact Zero® EMP is to minimize the impact of manufacturing activities on the environment. Impact Zero® includes objectives, targets and action plans for all Tembec manufacturing units, based on specific performance criteria and established reference targets. Through Impact Zero®, Tembec aims to become a world leader in the areas of environmental protection and sustainable development.

Forever Green®

Tembec’s Forever Green® EMP is designed to promote environmental protection, sustainable forest management and continuous improvement in all of the Corporation’s forest operations. Tembec has developed the Forever Green® Guiding Principles to direct forest managers in establishing environmental objectives and targets, which are reviewed annually. As part of Forever Green®, Tembec has also made a commitment to certify all its forest operations to Forest Stewardship Council (“FSC”) standards. Through Forever Green®, Tembec aims to become a world leader in responsible forest stewardship.

In 2010, Tembec’s EMPs were already in place in most Tembec manufacturing and forest operations. Overall, there is one unit where the EMP is not fully implemented. It is anticipated that it will be finalized in 2011.

Each year, Tembec fully reviews all progress accomplished through its EMPs to ensure continuous improvement in its environmental performance.

Environmental Management System (ISO 14001)

Every business unit acquired by Tembec must fully implement within 36 months the appropriate EMP as well as the EMS, in accordance with the ISO 14001 standard. Teams of internal auditors audit all EMS procedures to ensure compliance with ISO 14001 and Tembec’s environmental requirements. Tembec plans to certify all four Canadian pulp manufacturing sites to the ISO 14001 standard in 2011; this includes the Temiscaming paperboard and chemical manufacturing facilities. Also, audits are conducted at each site to ensure compliance with all applicable laws and regulations.

Integration of the OHSAS-18001 Health and Safety through the EMS (ISO 14001) Environmental System

In 2008, Tembec committed to implement the OHSAS-18001 Health and Safety Management System in all of its divisions. The EMS will serve as the baseline for the implementation. The process of implementation continued during Fiscal 2010. The Hearst sawmill, the Forest Resource Management department related to the Chapleau sawmill, and the Temiscaming site were accredited during Fiscal 2009.

The implementation of the OHSAS-18001 Health and Safety Management System continues across Tembec. The Corporate Implementation Committee, made up of Corporate Health and Safety and Environment personnel, is providing implementation support to the business units, and continues to develop integrated environmental/health and safety documentation (policies, procedures, guidelines, etc.).

Tembec will continue to monitor the implementation as mills restart operations.

Environmental Performance

Tembec has developed environmental performance indicators to continually monitor the progress of each of its business units towards the achievement of EMP objectives and targets, as well as regulatory standards. The indicators are available in chart form on Tembec’s website at www.tembec.com on the Environmental Performance Indicators section, under Environment.

On the whole, the Tembec’s environmental performance is in compliance with statutory and regulatory requirements governing atmospheric emissions, effluent and solid waste. In fact, through its EMPs, Tembec exceeds in many cases statutory and regulatory requirements.

Over the years, Tembec has implemented voluntary measures to protect the environment. Since 1990, Tembec has been taking action to significantly reduce its greenhouse gas emissions, and has actively supported and promoted the Kyoto Protocol. Tembec has established specific objectives and targets to reduce energy consumption and greenhouse gas emissions at its mills, and has set goals to improve biomass recovery as a source of energy.

Tembec’s initiatives, including those described above, have already led to significant improvements in its overall environmental performance. Moreover, the implementation of Tembec’s EMPs at all sites will ensure continuous improvement of Tembec’s environmental performance in accordance with its strong commitment to environmental protection and sustainable development.

Forest Certification

The portfolio of FSC forest management certificates held by Tembec and partners in Canada consists of eleven certified forests across nearly 12 million hectares forming a substantial base of certified wood supply for company facilities. As a leader in the achievement of Forest Stewardship Council (FSC) forest certification in Canada, Tembec is active in renewing forest certificates consistent at their five year anniversary date. For greater efficiency, four original certificates were merged into neighbouring FSC certified forests during re-certification process in 2009 and 2010. The certified forest area has remained relatively constant, while administration and audit costs have been reduced significantly.

Assessment of external fibre supply sources is guided by Tembec’s Fibre Procurement Policy (2006). Tembec provides evidence of Chain of Custody certification to customers to enable them to produce and label their own products as certified. All company facilities are linked to a corporate multi-site Forest Stewardship Council (FSC) chain of custody system. Several pulp mills additionally have Program for Endorsement of Forest Certification (PEFC) Chain of Custody (COC) certification. These independent third party audited systems ensure Tembec fibre procurement personnel source fibre from known sources with certainty and assurance.

To streamline the maintenance of COC certification, Tembec completed the transition to a single multi-site FSC certificate in late 2009 with a similar multi-site PEFC certification program underway in 2010.

Forest conservation, as an integral component of well managed forests, remains a key theme for the Tembec Forest Resources Management (FRM) Group. The identification and conservation of habitat of rare, threatened and endangered species was a strong priority across Tembec’s Canadian Boreal and British Columbia interior operations. Detailed engagement with government and environmental organizations regarding the conservation of woodland caribou in Ontario was undertaken in 2010 and this work will continue through 2011.

Advocating for a strengthened integration of Ecosystem-Based Management (“EBM”) principles in forest management was a strong focus for Tembec’s forest management group in Quebec. Tembec continued its on-going involvement in EBM projects in the Abitibi Region of the Boreal Forest and in the Mixed Forest of the Temiscaming Region.

In May 2010, the Canadian Boreal Forest Agreement was announced between the Forest Products Association of Canada (FPAC), its member companies (including Tembec) and nine environmental organizations. As the largest conservation agreement of its kind in the world, the signatories have committed to working together to advance six key goals including conserving the habitat of woodland caribou, identifying representative protected areas and implementation of world-leading on-the-ground forestry practices. Tembec’s boreal forest tenures are included in the agreement and Tembec FRM personnel will lead Tembec participation.

First Nations Policy

As part of sustainable forest management and corporate social responsibility, Tembec recognizes its operations in Canada take place on territories on which aboriginal people assert rights and interests. Tembec has adopted a First Nations Policy, the purpose of which is to build and maintain relationships with Aboriginal communities located in the vicinity of Tembec operations. Tembec’s policy addresses such priorities as capacity building, employment, information-sharing, business relations and measures to harmonize traditional land use and forestry operations.

To strengthen relations with specific nations and communities, Tembec has entered into agreements with First Nations communities or Tribal Councils across Canada. Tembec has agreements in place with Ktunaxa Nation Tribal Council, representing four communities in southeastern British Columbia and with three Treaty 8 communities in the vicinity of Chetwynd in northeastern British Columbia. Tembec has entered into these agreements to promote a positive long-term working relationship between the parties, and to identify approaches to accommodation of community interests.

In Quebec, Tembec has agreements in place with Long Point First Nation, Eagle Village First Nation, Wolf Lake First Nation, Pikogan First Nation, Lac Simon First Nation and Timiskaming First Nation. These agreements are in place to accommodate the traditional activities of the communities during forestry planning and operations through the identification of areas of concern and development of measures to harmonize. Financial support to assist the community in engaging resource management expertise is also provided.

In Ontario, Tembec has partnership agreements in place with communities or businesses associated with Missanabie Cree First Nation, Wahgoshig First Nation, Brunswick House First Nation and Taykwa Tagamou Nation to recognize the interest of the respective communities in participating in forest management activities, the creation of economic opportunities and consultation initiatives. In northcentral Ontario, Tembec and a unique collaboration involving six First Nation communities called the Northeast Superior Chiefs Forum reached a Memorandum of Understanding. The goal of the agreement is to work collaboratively on forestry activities taking place in the Chapleau, Ontario region. On-going, regular dialogue occurs between other First Nation communities in northeastern Ontario and Tembec depending on the unique interests of specific communities.

4.3	RESEARCH AND DEVELOPMENT

Tembec considers research and development (“R&D”) essential to its growth and to its long-term ability to compete successfully on world markets. Tembec’s mission of minimizing costs and encouraging innovation while protecting the environment is backed by its history of continued research investment. R&D activities are carried out with specialized research centers, Canadian and foreign universities, strategic equipment and technology developers, in conjunction with in-house development and trials. The R&D thrust is a crucial aspect of Tembec’s activities, enabling Tembec to continue meeting its customer and other key stakeholders’ ever-growing expectations. Recent research efforts are focused on further enhancing Tembec’s already sound environmental practices, improving delivered fiber costs, developing value-added products and exploiting waste to energy opportunities.

4.4	COMPETITION

The lumber, pulp and paper industries are essentially commodity markets in which producers compete primarily on the basis of price. In addition, since the majority of Tembec’s lumber, pulp and paper production is directed to export markets, it competes on a worldwide basis against many producers with approximately the same or larger capacity. In export markets, Tembec generally competes with U.S., Latin American, Asian and Scandinavian producers. Some of Tembec’s competitors have lower energy and labor costs and fewer environmental and governmental regulations to comply with than Tembec does. Others are larger in size, allowing them to achieve greater economies of scale. Also, some of Tembec’s foreign competitors may benefit from incentives given by foreign governments, such as the black liquor U.S. federal tax credit, which may ultimately adversely affect Tembec’s competitive position.

4.5	RISK FACTORS

The following information is a summary of certain risk factors relating to the business of Tembec and is qualified in its entirety by reference to, and must be read in conjunction with, information appearing elsewhere in this AIF and the 2010 MD&A.

Demand and prices for Tembec’s products are cyclical, which could have a material adverse effect on its business, financial condition and results of operations.

Demand and prices for most lumber, pulp and paper products are cyclical and are influenced by a variety of factors. These factors include periods of excess product supply due to industry capacity increases, periods of decreased demand due to generally reduced economic activity or product-specific activity, inventory de-stocking by customers and fluctuations in currency exchange rates. In addition, the relatively high fixed cost component of certain manufacturing processes, specifically in pulp and paper, requires producers to operate facilities with target efficiency in the 80-85% range even when demand is not sufficient to absorb all of the output. This excess production may saturate the market and have a negative impact on product prices, further increasing the inherent cyclicality of the industry.

Tembec does not currently engage in hedging transactions and does not intend to engage in such transactions in the future to mitigate the impact of price volatility. However, even if Tembec were to engage in hedging transactions, there can be no assurance that such transactions would eliminate the risks of demand and price cyclicality and their impact on Tembec’s business, financial condition and results of operations.

Tembec is exposed to the risk of exchange rate fluctuations.

Revenues for most of Tembec’s products are affected by fluctuations in the relative exchange rates of the Canadian dollar, the U.S. dollar and the Euro. The prices for many of Tembec’s products, including those that Tembec sells in Canada and Europe, are generally driven by prices referenced in U.S. dollars. Tembec generates approximately $1.2 billion of U.S.

dollar denominated sales annually from its Canadian operations. As a result, any decrease in the value of the U.S. dollar relative to the Canadian dollar reduces the amount of revenues Tembec realizes on its sales. In addition, because Tembec’s business units purchase the majority of their production materials in Canadian dollars, fluctuations in foreign exchange rates can significantly affect a unit’s relative profitability when compared to competing manufacturing sites in other currency jurisdictions. As a result, a business unit may not be able to maintain its operations during periods of low prices or demand.

Direct U.S. dollar purchases of raw materials, supplies and services provide a partial offset to the impact of exchange rate fluctuations on sales. To further reduce the risks associated with exchange rate fluctuations, Tembec has also adopted a policy which permits hedging up to 50% of its anticipated U.S. dollar receipts for up to 36 months in duration. Notwithstanding the adoption of such policy, Tembec does not currently engage in hedging transactions and does not intend to engage in such transactions to mitigate the impact of exchange rate fluctuations in the future. However, even if Tembec were to engage in such transactions, there can be no assurance that it will be able to do so on commercially reasonable terms or at all, or that such transactions will reduce the risks associated with such fluctuations.

The availability of, and prices for, wood fibre significantly impact Tembec’s business.

Fibre is the most important raw material for the production of wood products, pulp and paper. Regulatory developments and environmental litigation have caused, and may cause in the future, significant reductions in the amount of timber available for commercial harvest in Canada, thereby increasing prices for alternative sources of wood fibre. The availability of harvested timber may further be limited by natural and man-made events. In addition, future domestic or foreign legislation, litigation advanced by Aboriginal groups and litigation concerning the use of timberlands, the protection of endangered species, the promotion of forest diversity and the response to and prevention of wildfires could also affect timber supplies.

In Canada, virgin fibre or timber is sourced primarily from Crown lands through agreements with provincial authorities. Tembec’s fibre requirements are primarily sourced from Crown lands. Tembec’s current agreements with provincial authorities grant timber tenure for terms varying from 5 to 25 years and may be subject to renewals every five years. These agreements contain commitments with respect to sustainable forest management, silvicultural work, forest and soil renewal, as well as cooperation with other forest users. The price and availability of Tembec’s fibre depends, in large part, on Tembec’s ability to replace or renew these agreements on acceptable terms or enter into acceptable alternative fibre supply arrangements with provincial authorities. The terms of any replacement, renewal or alternative arrangement are based on legislative and regulatory provisions as well as governmental policy. Therefore, changes in legislation, regulatory regimes or policy in the provinces in which Tembec operates, may reduce the availability of fibre and increase costs through the imposition of additional and more stringent harvesting, rehabilitation and silvicultural standards or the alteration of fee structures. There can be no assurance that Tembec’s agreements with provincial authorities for the supply of fibre will be renewed, extended or replaced in the future on acceptable terms, or at all, or that the amount of timber that Tembec is allowed to harvest will not decrease.

To the extent the availability of fibre from Crown lands is insufficient, Tembec will be required to increase its purchases of fibre on the open market. Further, even if sufficient fibre is available from these Crown lands, Tembec cannot assure you that it will be available at prices that will allow Tembec to operate its mills at desired and/or profitable levels of production.

In addition to sourcing its fibre requirements from Crown lands, Tembec also sources a significant amount of fibre by purchasing from third parties pursuant to contracts and agreements of various durations and on the open market. Tembec’s dependence on external sources of fibre could increase materially in the future as a result of, among other things, the factors discussed above, which may limit the availability of timber Tembec harvests from Crown lands. Fibre is a commodity and prices historically have been cyclical. Fibre pricing is also subject to regional market influences, and Tembec’s cost of fibre may increase in particular regions in which it operates due to market shifts in those regions. Tembec’s more geographically diversified competitors may not be affected to the same degree by such regional price volatility. Any sustained increase in fibre prices, whether sourced from Crown lands or from third parties, could materially increase Tembec’s operating costs and thereby materially reduce Tembec’s operating margins to the extent that Tembec cannot pass through equivalent increases in the prices for its products to its customers.

Tembec is dependent on the supply of certain raw materials.

As noted above, Tembec depends on the supply of fibre. Tembec also depends on the supply of other raw materials used in its production facilities, including certain chemicals. Any disruption in the supply of any of these raw materials could affect Tembec’s ability to manufacture its products and meet customer demand in a timely manner, which could thereby harm Tembec’s reputation and its results of operations. In addition, any material increase in the cost of these raw materials could have a negative impact on Tembec’s profitability.

In addition, natural and man-made events, including forest fires, adverse weather conditions, insect infestation, tree disease, ice storms, prolonged drought, flooding, periodically affect the industry in which Tembec operates. The occurrence of any of these events could have a material adverse effect on the availability of, and could significantly increase prices for, raw materials. One example is the mountain pine beetle, which currently poses a significant threat to the lodge pole pine forest in the interior regions of British Columbia. The beetle can infest lodge pole pine forests, and once infested, pine trees typically die within one year. Lodge pole pine currently accounts for a majority of the total timber volume harvested in British Columbia and approximately 70% of the total timber volume harvested by Tembec in the province over the last five years. If the outbreak continues to spread, the potential implications include reduced fibre supply, a change in lumber product mix, increased costs and a decrease in the quality of lumber produced.

Tembec relies heavily on third parties, typically railroads or trucks, to transport its manufactured products and to deliver the necessary raw materials for its production processes. If any of Tembec’s transportation providers were to fail to deliver these raw materials or manufactured products in a timely manner and Tembec were unable to find a comparable transportation provider in a timely manner, its reputation and customer relationships could be adversely affected, and it may be unable to sell such products at full value, or at all. In addition, if any of Tembec’s transportation providers were to cease operations or cease doing business with Tembec, it may be unable to replace them at a reasonable cost.

Reductions in the availability of energy supplies or an increase in energy costs may increase Tembec’s operating costs.

Tembec is affected by the cost of natural gas and electricity. Natural gas and electricity are important components of mill costs, especially for high-yield pulp mills, newsprint and paper mills. The price and availability of natural gas and electricity are influenced by a number of factors that are often beyond Tembec’s control, including mechanical failures, weather, political factors and unanticipated or sudden increases in demand. While Tembec purchases electricity primarily from large public utilities at rates set by regulatory bodies, in certain other jurisdictions, electricity is deregulated, which can lead to greater price volatility.

Tembec purchases its electricity, natural gas and other fossil fuel requirements at market rates. To mitigate the effect of price fluctuations on its financial performance, Tembec employs several tactics, including securing longer term supply agreements and operational curtailments in periods of high prices. Tembec does not currently hold any electricity or natural gas hedges. If Tembec is unable to continue to purchase its natural gas and electricity requirements for its operations on commercially reasonable terms, Tembec’s operations could be disrupted and its business, financial condition and results of operations could be materially adversely affected.

Tembec may not be able to successfully renegotiate its collective agreements with its unionized employees, which could affect its labor costs and operations.

As of September 25, 2010, Tembec had approximately 3,200 hourly paid employees covered by collective agreements,. Collective agreements governing approximately 1,500 unionized employees will be under negotiation in the next fiscal year. There is a risk, however, that Tembec may not be able to negotiate collective agreements on acceptable terms. If Tembec is not able to renegotiate its collective agreements, it could face a strike or work stoppage or be obligated to pay higher wages and more benefits to union members. Any disruption in the operations of Tembec or higher ongoing labor costs could have a material adverse effect on its business, financial condition and results of operations.

Furthermore, at many of Tembec’s facilities, as well as those of the North American industry as a whole, reductions in employment levels due to technological and process improvements have resulted in a workforce with longer average years of service. This increases the cost of pensions and benefits.

Tembec is subject to the risk of substantial environmental liability and limitations on its operations brought about by the requirements of environmental laws and regulations.

Tembec is subject to various federal, state, provincial and local environmental, health and safety laws and regulations concerning such issues as air emissions, wastewater discharges, solid and hazardous materials and waste handling and disposal, forestry operations, endangered species, landfill operation and closure, and the investigation and remediation of contamination. These laws and regulations are increasingly stringent. While Tembec believes that its facilities are and will continue to be in material compliance with all applicable environmental laws and regulations, the risks of substantial additional costs and liabilities related to compliance with such laws and regulations are an inherent part of its business.

Tembec Industries is subject to a number of orders issued by the Ministry of the Environment (Ontario) (“MOE”) in connection with the operation of a mill located in Marathon, Ontario, owned by Marathon Pulp Inc. (“MPI”), formerly a joint venture between Tembec Industries and Kruger Inc., which filed a notice of intention to make a proposal under the Canadian Bankruptcy and Insolvency Act in February 2009. The orders were issued on the alleged grounds that Tembec Industries had management and control of the site or business of MPI and caused and permitted unlawful contamination at the site. The orders compel Tembec Industries, among other matters: to safeguard the site from immediate environmental harm; to monitor, record and report on contamination at the site; to develop and execute a plan to close waste disposal sites and an industrial lagoon; to remediate existing contamination at the site and mercury and polychlorinated biphenyls (“PCBs”) contaminated sediments in the harbor adjacent to the site; and to provide financial assurance of approximately $4.6 million for the performance of the work specified in the orders. In addition, a recent order could require Tembec Industries to undertake additional activities to address historical PCB contamination at the site.

Tembec believes these MOE orders were issued without legal or factual merit and is vigorously contesting same. Indeed, Tembec Industries has appealed a number of these orders to the Ontario Environmental Review Tribunal and obtained stays of those portions of the orders compelling remediation and the provision of financial assurance. No trial date has yet been set at this time. No amounts have been accrued in the financial statements for any potential loss in connection with these orders. Tembec Industries is otherwise complying with the unstayed portions of the MOE orders. As of the date of this AIF, Tembec Industries has spent approximately $7 million to comply with such portions and approximately $1.5 million in legal costs. Although Tembec believes the MOE orders were issued without merit, confirmation of the MOE orders by the Ontario Environmental Review Tribunal could result in further expenses for Tembec which could have a material adverse effect on Tembec’s business, financial condition and results of operations.

In addition to costs and liabilities relating to compliance with environmental laws and regulations, Tembec could become liable for environmental conditions at sites where it is currently operating, sites it formerly owned or operated and sites at which its wastes have been disposed. Tembec’s operations produce wastes, including hazardous waste, which must be properly disposed of under applicable environmental laws. These laws can impose clean up liability on generators of hazardous waste and other substances that are shipped off-site for disposal, regardless of fault or the legality of the disposal activities. Other laws may require Tembec to investigate and remediate contamination at its properties, including contamination that was caused in whole or in part by third parties. While Tembec believes that it can comply with environmental legislation and regulatory requirements and that the costs of doing so have been included within its budgeted cost estimates, it is possible that such compliance will prove to be more limiting and costly than anticipated as new laws, more stringent enforcement of existing requirements, or discovery of currently unknown conditions could result in additional costs and limitations on Tembec’s operations.

In addition to potential clean up liability, Tembec may become subject to enforcement actions and sanctions and substantial monetary fines and penalties for violations of applicable laws, regulations or administrative conditions. Tembec may also be subject from time to time to legal proceedings brought by private parties or governmental agencies with respect to environmental matters, including matters involving alleged property damage or personal injury.

Future greenhouse gas/carbon legislation or regulations could increase Tembec’s costs of compliance with environmental laws and regulations.

The federal government of Canada has indicated its intent to regulate priority air pollutants and greenhouse gases (“GHGs”) under the Canada Clean Air Act and the Canadian Environmental Protection Act. The forest products sector is expected to be one of the targeted sectors for regulation under both acts. The priority air pollutants include particulate matter and sulphur oxides (“SOx”). Under the proposed targets, Tembec’s mills may be required to reduce air pollutants, such as particulate matter, SOx emissions and GHGs. The cost of making any such reductions is currently unknown. Although it is uncertain what the federal government’s final position will be, the federal government, as part of its commitment to the Copenhagen Accord, has announced a GHG reduction target of 17% by 2020 based on 2005 emissions. Quebec, Ontario and British Columbia have already passed legislation, establishing frameworks to reduce GHGs through cap-and-trade systems that are expected to be implemented in 2012. Many elements of the systems, such as the entities subject to emissions reductions and the caps to be imposed on each industrial sector, have not yet been established. The same provinces, as well as the province of Manitoba, have also joined the Western Climate Initiative. The Western Climate Initiative is a collaboration of four Canadian provinces and seven U.S. states, which has a mandate to achieve, through a regional cap-and-trade system, a 15% reduction in GHGs below 2005 levels among member entities by 2020. Additionally, Canadian federal laws and the laws of the provinces of Quebec, Ontario and British Columbia already impose mandatory GHG reporting requirements on facilities that emit carbon dioxide equivalent (“CO2e”) beyond certain thresholds.

Certain provinces have also implemented carbon taxes. In British Columbia, the carbon tax is a consumer tax imposed on all businesses and individuals who purchase or use fuel in the province, or burn combustibles for heat or energy. The tax rates, effective July 1, 2009, are based on $15 per tonne of CO2 e emissions from the combustion of each fuel. The tax rate will increase by $5 per tonne on July 1 of each year until July 1, 2012. Quebec introduced a carbon tax in 2007, although at a smaller rate, requiring energy producers, distributors and refiners in the province to pay about $200-million a year in taxes until 2013. Although Tembec’s obligations to pay carbon taxes in British Columbia and Quebec are currently not material, there is a risk that future charges created to address environmental issues may have an adverse effect on Tembec.

The enactment of Canadian federal and provincial climate change regulation may depend on regulatory initiatives undertaken in the United States. The United States has indicated its intention to introduce environmental legislation and/or regulation and implement policies to reduce GHG emissions. It is too early to determine the overall impact that U.S. and Canadian federal or provincial regulations and/or initiatives will have on Tembec when they come into effect.

Additional regulatory initiatives may be implemented in other jurisdictions to address GHG emissions and other climate-change-related concerns. If such initiatives are implemented and to the extent Tembec operates or offers its products for sale in affected jurisdictions, it may be required to incur additional capital expenditures, operating costs or mitigating expenses, such as carbon taxes or other charges, to comply with any such initiatives. Tembec cannot assure that the increased costs associated with compliance of future environmental laws and regulations will not have a material adverse effect on its business, financial condition and results of operations.

Increased capital expenditures could have an adverse impact on Tembec’s business, financial condition and results of operations.

The production of lumber, pulp and paper is capital intensive and requires a high degree of fixed costs. Tembec’s annual capital expenditures may vary due to fluctuations in requirements for maintenance of its facilities and mills, business capital and expansion, and as a result of changes to environmental regulations that may require capital for compliance.

Although Tembec maintains its production equipment with regular periodic and scheduled maintenance, key pieces of equipment in its various production processes may still need to be repaired or replaced unexpectedly generating higher maintenance expenditures than anticipated. The costs of repairing or replacing such equipment and the associated downtime of the affected production line could have a material adverse effect on Tembec’s business, financial condition and results of operations. In addition, any downtime at Tembec’s facilities and mills, including as a result of or in connection with planned maintenance and capital expenditure projects, results in unabsorbed fixed costs that negatively affect Tembec’s results of operations during that downtime.

Restrictions on trade through tariffs, quotas or other trade barriers could adversely affect the ability of Tembec to access markets outside Canada.

Tembec’s financial results are highly dependent on its ability to sell its products outside of Canada. Tariffs, quotas and other trade barriers that reduce or prohibit the movement of Tembec’s products across international borders constitute an ongoing significant risk.

Since October 12, 2006, as a result of the Softwood Lumber Agreement, all Tembec’s sawmills are subject to an export tax on shipments to the U.S., while Quebec and Ontario sawmills are also subject to an export quota. The tax and quotas may adversely affect Tembec’s competitive cost position.

If new tariffs or quotas are created, or if existing tariffs increase or quotas decrease, there can be no assurance that Tembec will be able to effectively access foreign markets, which could have a material adverse affect on Tembec’s volume of sales and financial results.

Tembec’s substantial debt could adversely affect its financial condition and prevent it from fulfilling its obligations under its outstanding indebtedness.

Tembec has a substantial amount of debt, which requires significant interest and principal payments. There is no assurance that Tembec’s business will generate sufficient cash flow from operations in the future to service Tembec’s debt and meet its other ongoing obligations.

Tembec’s principal term debt does not require periodic payments for principal amortization. As the entire principal amount of US$255 million will become due in December 2018, it is possible Tembec will not have the required funds/liquidity to repay the principal due. Tembec may require access to the public or private debt markets to issue new debt instruments to replace or partially replace the existing term loan. There is no assurance that Tembec will be able to refinance this loan on commercially acceptable terms.

The credit agreements covering Tembec’s revolving and term debt contain covenants that may limit management’s ability to act in certain circumstances. This may place restrictions on Tembec’s ability to incur additional indebtedness, to create liens or other encumbrances, to make certain payments and investments and to sell or otherwise dispose of assets and merge or consolidate with other entities. A failure to comply with the obligations contained in the credit agreements governing Tembec’s debt could result in acceleration of the related debt and acceleration of debt under other instruments that contain cross acceleration or cross default provisions.

Significant changes in pension fund investment performance or assumptions relating to pension costs, as well as increased funding contributions, may have a material effect on Tembec’s pension obligations, the funded status of its pension plans and its pension costs.

The funded status of Tembec’s pension plans is dependent upon many factors, including changes to the level of benefits provided by the plans, the future performance of assets set aside in trusts for these plans, the level of interest rates used to determine obligations and minimum funding levels, actuarial assumptions and any changes in governmental laws and regulations. Declines in the market value of the securities and other investments held by the plans and changes in interest rates could materially reduce the funded status of the plans and affect the level of pension expense and required contributions.

Tembec may not have adequate insurance for potential liabilities.

Tembec maintains insurance to cover many of its potential losses, and it is subject to various self-retentions and deductibles under its insurance. Actual or claimed defects in the products Tembec distributes may give rise to claims against it for losses and expose it to claims for damages. Tembec’s insurance may be inadequate or unavailable to protect it in the event of a claim or its insurance coverage may be canceled or otherwise terminated. Tembec faces the following additional risks under its insurance coverage: (i) it may not be able to continue to obtain insurance on commercially reasonable terms or at all; (ii) it may be faced with types of liabilities that will not be covered by its insurance, such as damages from environmental contamination or terrorist attacks; (iii) the dollar amount of any liabilities may exceed its policy limits; and (iv) it may incur losses from interruption of its business that exceed its insurance coverage.

In addition, in the ordinary course of business, Tembec becomes the subject of various claims, lawsuits and administrative proceedings seeking damages or other remedies concerning its commercial operations, products, employees and other matters, including occasional claims by individuals alleging exposure to hazardous materials as a result of its products or operations. Some of these claims relate to the activities of businesses that Tembec has sold, and some relate to the activities of businesses that Tembec has acquired, even though these activities may have occurred prior to the acquisition of such businesses. Even a partially uninsured claim, if successful and of significant size, could have a material adverse effect on Tembec’s business, financial condition and results of operations. To mitigate risk associated with insurance coverage, Tembec reviews its strategy annually and assesses the various insurance products available to achieve better coverage at the lowest cost possible.

Aboriginal land claims may affect Tembec’s operations.

Aboriginal groups have claimed substantial portions of land in various provinces over which they claim aboriginal title or in which they have a traditional interest. Canadian courts have recognized that aboriginal people may possess rights in respect of land used or occupied by their ancestors and have encouraged the federal and provincial governments and aboriginal people to resolve rights claims through the negotiation of treaties.

Tembec operates in territories in which aboriginal people assert rights and interests. To accommodate the traditional activities of the communities during forestry planning and operations, Tembec has concluded agreements with many First Nations including, in British Columbia, the Ktunaxa Nation Tribal Council, the West Moberly First Nation, the Saulteau First Nation, the Blueberry First Nation, in Ontario, the Missanabie Cree First Nation, the Wahgoshig First Nation, the Nipissing First Nation, the Taykwa Tagamou Nation, the Northeast Superior Regional Chiefs’ Forum (comprised of six First Nations which are the Brunswick House First Nation, the Chapleau Cree First Nation, the Hornepayne First Nation, the Michipicoten First Nation, the Missanabie Cree First Nation and Pic Mobert First Nation), and in Quebec, the Timiskaming First Nation, the Wolf Lake First Nation, the Eagle Village First Nation, the Lac Simon First Nation, the Pikogan First Nation and the Long Point First Nation. These agreements identify areas of concern and develop measures to harmonize Tembec’s interests with those of aboriginal groups. Tembec also provides financial support to assist the community in engaging resource management expertise.

Tembec cannot predict whether future aboriginal land claims will affect its ability to harvest timber from its current sources, or its ability to renew or secure other sources in the future. Furthermore, any failure to reach an agreement, conflict or disagreement with an aboriginal group could have a material adverse effect on its operations.

ITEM 5 -	DIVIDENDS

The Corporation has not paid dividends on any of its shares since its incorporation. There is currently no restriction preventing the Corporation from paying dividends, other than as described below, nor any specific dividend policy. The Corporation is essentially dependent on its operating subsidiaries to generate the funds required for any dividend payment. The indenture dated as of August 17, 2010 which governs the US$255 million 11.25% senior secured notes due 2018 (“Indenture”) contains certain restrictions on the payment of dividends. Reference is made to the section on Limitation on Restricted Payments of the Indenture, which was filed on SEDAR on August 27, 2010 and may be found at www.sedar.com. The CIT Canada Facility Agreement (as this expression is defined under Item 11 below) also contains certain restrictions on the payment of dividends. Reference is made to the Negative Covenants section of the CIT Canada Facility Agreement, which was filed on SEDAR and may be found at www.sedar.com.

ITEM 6 -	GENERAL DESCRIPTION OF CAPITAL STRUCTURE

6.1	GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of Class A preferred shares.

The holders of common shares are entitled to one vote for each common share held, at any meeting of shareholders of the Corporation, other than meetings of the holders of another class of shares, and to receive dividends and to share in the remaining properties and assets in the event of liquidation, dissolution or winding up of the Corporation.

As at December 15, 2010, there were 100,000,000 common shares issued and outstanding.

The Class A preferred shares may be issued in one or more series, each series to consist of such number of shares as may be fixed by the board of directors of the Corporation (the “Board of Directors” or the “Board”). The Board may further fix the designation, rights, privileges, instructions and conditions attaching to, each series of preferred shares including, without limitation, any voting rights, dividends, terms and conditions of redemption, purchase and conversion or other provisions. As at December 15, 2010, there were no preferred shares issued or outstanding.

On February 29, 2008, the Corporation issued an aggregate of 11,095,839, subsequently reduced to 11,093,943 warrants which shall expire on February 29, 2012, if not previously converted.

The warrants shall not be exercised except as follows:

(a)	The warrants shall be deemed to be exercised and shall be automatically converted into an aggregate of up to 11,093,943 common shares:

(i) when the 20-day volume-weighted average trading price of a single common share reaches or exceeds $12.00; or

(ii) immediately prior to any transaction that would constitute a change of control of the Corporation (including by way of merger, plan of arrangement or similar transaction) at a price per common share equal to at least $12.00, as determined by a nationally-recognized investment dealer selected by the Corporation; and

(b)	If there is a merger, plan of arrangement or similar transaction during the term of the warrants prior to the price per common share reaching or exceeding $12.00 as provided in paragraph (a) (i) above, the holders of the warrants will be entitled to participate in such transaction and receive an amount determined by a nationally-recognized investment dealer selected by the Corporation using a valuation model for a security of this nature, assuming (i) 35% volatility, (ii) the effective price being offered for a common share of the Corporation in such transaction, (iii) the remaining term of the warrants and (iv) a risk-free rate equal to the yield on the Government of Canada 90-day treasury bill.

The warrants carry other terms customary to such warrant offerings, including anti-dilution protection and adjustments for special dividends.

6.2	RATINGS

Pursuant to the previously noted issuance of the 2018 senior secured notes, Moody’s Investors Service (Moody’s) assigned a B3 rating to the new long-term debt and the same level for the Company’s corporate credit rating. Standard and Poor’s (S&P) assigned a B- rating to the Senior Secured Notes as well as the Company’s corporate credit rating. Both Moody’s and S&P have a “stable” outlook with respect to their ratings.

ITEM 7 -	MARKET FOR SECURITIES OF THE CORPORATION

The Corporation’s common shares and warrants are listed on the Toronto Stock Exchange under the symbol “TMB” and “TMB.WT”, respectively. The following table sets forth the market price range, in Canadian dollars, and trading volumes of the Corporation’s common shares and warrants on the Toronto Stock Exchange for each month since September 27, 2009.

		COMMON SHARES				WARRANTS
Fiscal Year from September 27, 2009 to September 25, 2010	High	Low	Close Price	Trading Volumes	High	Low	Close Price	Trading Volumes
Sept. 27 & 30, 2009	0.93	0.85	0.86	166,907	0.125	0.100	0.100	4,579
October 2009	1.05	0.75	0.88	1,825,904	0.120	0.095	0.100	67,175
November 2009	1.08	0.82	0.95	723,938	0.120	0.075	0.075	112,984

December 2009	1.39	0.90	1.28	937,510	0.125	0.075	0.100	195,684
January 2010	1.36	1.03	1.09	980,965	0.120	0.075	0.115	241,513
February 2010	1.26	1.05	1.09	907,563	0.125	0.080	0.100	43,443
March 2010	2.89	1.07	2.33	9,911,234	0.220	0.090	0.160	341,120
April 2010	3.09	2.21	2.71	6,783,628	0.850	0.130	0.510	646,861
May 2010	2.84	1.65	1.90	6,323,643	0.720	0.300	0.480	213,607
June 2010	2.34	1.65	2.03	4,551,683	0.480	0.310	0.420	93,540
July 2010	2.35	1.58	2.27	2,262,861	0.580	0.260	0.360	82,204
August 2010	2.23	1.67	1.69	1,073,554	0.350	0.240	0.290	197,509
Sept. 1 to Sept. 25, 2010	2.05	1.60	2.01	2,366,108	0.440	0.290	0.440	122,811

ITEM 8 -	DIRECTORS AND OFFICERS

The directors of the Corporation (the “Directors”) are elected annually to hold office until the next annual meeting or until a successor is elected or appointed.

8.1	INFORMATION CONCERNING DIRECTORS

The Board of Directors of the Corporation is composed of nine members. The chairman of the Board and the majority of Directors and members of Board committees are independent, except for the Environment, Health & Safety Committee. Mr. James M. Lopez (the President and Chief Executive Officer of the Corporation) and Mr. Luc Rossignol (employee and President, Local 233 of the Communications, Energy and Paperworkers Union of Canada) are not considered independent and constitute the majority on such committee.

Set forth below is information pertaining to the Directors of the Corporation based on data furnished by the Directors. The information with respect to ownership of common shares includes those shares for which such persons have voting power or investment power. Voting power and investment power are not shared with others unless specifically stated. All holdings information presented below is given as of September 25, 2010, except for holdings of common shares which are presented as of November 30, 2010.

NORMAN M. BETTS, New Brunswick (Canada). Mr. Betts is an Associate Professor at the Faculty of Business Administration, University of New Brunswick. He is also the former Finance Minister and Minister of Business with the Province of New Brunswick. He was a Director of Former Tembec from January 2005 until February 29, 2008 and is a Director of the Corporation since February 29, 2008. He serves as chairman of the Audit Committee.

Mr. Betts owns 146 common shares, 258 stock options, 326 Warrants and 43,905 deferred share units related to common shares and 5,230 deferred share units related to Warrants of the Corporation.

JAMES E. BRUMM, New York (United States of America). Mr. Brumm is President of Glastonbury Commons, Ltd., a consulting firm. He is also an Executive Advisor to Mitsubishi International Corporation, the North American subsidiary of Mitsubishi Corporation. At Mitsubishi International Corporation, Mr. Brumm also serves as a Director and previously served as Executive Vice-President, General Counsel. Mr. Brumm was a Director of Former Tembec from April 1999 until February 29, 2008 and is a director of the Corporation since February 29, 2008. He serves as member of the Corporate Governance and Human Resources Committee.

Mr. Brumm owns 2,263 common shares, 4,070 stock options, 5,029 Warrants, and 42,385 deferred share units related to common shares and 1,853 deferred share units related to Warrants of the Corporation.

MR. JAMES N. CHAPMAN, Connecticut (United States of America). Mr. Chapman is non-executive Vice Chairman of Sky Works Leasing, LLC, an aircraft management services company, which he joined in 2004. Prior to joining Sky Works, he was associated with Regiment Capital Advisors, LP, an investment advisor based in Boston specializing in high yield investments. Mr. Chapman has been a Director of the Corporation since February 29, 2008 and serves as a member of the Corporate Governance and Human Resources Committee, as well as the Special Committee for Strategic Purposes.

Mr. Chapman owns 0 common shares, 0 stock options, 0 Warrants and 41,551 deferred share units of the Corporation.

JAMES V. CONTINENZA, Minnesota (United States of America). Mr. Continenza has been President of STi Prepaid, LLC, a facilities-based provider of prepaid long-distance wireline and wireless communications services from October 2007 to October 2010 and has been a corporate director with various public and private companies.

Mr. Continenza has been a Director of the Corporation since February 29, 2008. He is chairman of the board and serves as a member of the Corporate Governance and Human Resources Committee, as well as the Special Committee for Strategic Purposes.

Mr. Continenza owns 0 common shares, 0 stock options, 0 Warrants and 116,343 deferred share units of the Corporation.

JAMES M. LOPEZ, Ontario (Canada). Mr. Lopez joined the Corporation in 1989 and has been President and Chief Executive Officer of the Corporation since January 2006. Mr. Lopez was a Director of Former Tembec from January 2006 until February 29, 2008 and a Director of the Corporation since February 29, 2008. He is a member of the Environment, Health & Safety Committee.

Mr. Lopez owns 8,176 common shares, 17,519 stock options and 18,171 Warrants of the Corporation and 270,000 Performance-Conditioned Restricted Share Units.

LUC ROSSIGNOL, Quebec (Canada). Mr. Rossignol is the President of Local 233 of the Communications, Energy and Paperworkers Union. He was a Director of Former Tembec from January 2000 to February 29, 2008 and Director of the Corporation since February 29, 2008. He is a member of the Environment, Health & Safety Committee.

Mr. Rossignol owns 93 common shares, 208 Warrants and 42,385 deferred share units related to common share units and 1,853 deferred share units related to Warrants of the Corporation.

FRANCIS M. SCRICCO, Massachusetts (United States of America). Mr. Scricco is a corporate director. Mr. Scricco retired in November 2008 from Avaya Inc., a global provider of communications systems and software for enterprises where, since February 2007, he was the Senior Vice President, Manufacturing Logistics and Procurement. Prior to that, he was President of Avaya Global Services. He has been a Director of the Corporation since February 29, 2008 and serves as chairman of the Corporate Governance and Human Resources Committee and is a member of the Special Committee for Strategic Purposes.

Mr. Scricco owns 100,000 common shares, 0 stock options, 0 warrants and 41,551 deferred share units of the Corporation.

DAVID J. STEUART, Ontario (Canada). Mr. Steuart has been an advisor in the pulp and paper industry since 2007. From August 1998 to December 2006, he worked with Bowater Incorporated as President, Pulp Division, and as Senior Vice President. Mr. Steuart has been a Director of the Corporation since February 29, 2008, serves as chairman of the Environment, Health and Safety Committee and is a member of the Audit Committee, as well as the Special Committee for Strategic Purposes.

Mr. Steuart owns 0 common shares, 0 stock options, 0 Warrants and 41,551 deferred share units of the Corporation.

LORIE WAISBERG, Ontario (Canada). Mr. Waisberg has been a corporate director since 2002. Between August 2000 and October 2002, Mr. Waisberg served as Executive Vice President, Finance and Administration at Co-Steel Inc. From 1974 to August 2000, he was a partner at Goodmans, LLP, a Toronto law firm. He has been a Director of the Corporation since February 29, 2008 and is a member of the Audit Committee.

Mr. Waisberg owns 4,000 common shares, 0 stock options, 0 Warrants and 41,551 deferred share units of the Corporation.

8.1.1	Independence

The Corporation considers that all Directors, except Messrs. Lopez and Rossignol, qualify as independent Directors within the meaning of National Instrument 58-101– Disclosure of Corporate Governance Practices and all Audit Committee members qualify as independent within the meaning of Multilateral Instrument 52-110 – Audit Committees. Mr. James M. Lopez is President and Chief Executive Officer of the Corporation and Mr. Luc Rossignol is an employee of Tembec Industries Inc. and the President of Local 233 of the Communications, Energy and Paperworkers Union (Temiscaming Complex), and are, therefore, not considered independent.

8.2	AUDIT COMMITTEE

8.2.1	General

The Corporation has an Audit Committee which currently consists of Messrs. Norman M. Betts (chairman), David J. Steuart and Lorie Waisberg. All the members of the Audit Committee are considered “independent” and “financially literate” within the meaning of Multilateral Instrument 52-110 – Audit Committees with Mr. Betts possessing the professional designation of chartered accountant.

8.2.2	Charter of the Audit Committee

The mandate of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities and as such reviews the financial reporting process, the system of internal control and management of financial risks, the audit process, the auditor attestation process regarding internal controls and the Corporation’s process for monitoring compliance with laws and regulations and its own corporate policies. In performing its duties, the committee maintains effective working relationships with the Board of Directors, management and internal and external auditors. The Audit Committee charter is attached hereto as Schedule “A” and is also posted on Tembec’s website at www.tembec.com.

8.2.3	Relevant Education and Experience of the Audit Committee Members

The following is a brief summary of the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee, including any education or experience that has provided the member with an understanding of the accounting principles used by the Corporation to prepare its annual and interim financial statements.

Name of Audit Committee Member	Relevant Education and Experience

Norman M. Betts	Mr. Betts is a Fellow Chartered Accountant and received a doctor of philosophy degree in management, with a concentration in accounting and finance from Queen’s University. He is an Associate Professor at the Faculty of Business Administration, University of New Brunswick. He was made a Fellow of the New Brunswick Institute of Chartered Accountants in 2001. He is also the former Finance Minister and Minister of Business with the Province of New Brunswick.

Mr. Betts chairs the Board of Starfield Resources Inc. and chairs the audit committees of Tanzanian Royalty Exploration Corp., Adex Mining Inc., and Sheltered Oak Resources Corp. He also serves as Director of the New Brunswick Power Corporation and Export Development Canada. Mr. Betts is a co-chair of the Board of Trustees of the Pension Plan for Academic Employees of the University of New Brunswick and is a director of the Nature Conservancy of Canada for the Atlantic region.

David J. Steuart	Mr. Steuart holds a Bachelor of Commerce degree from the University of Saskatchewan. He was controller at a pulp mill and, while in various senior positions, he was accountable for financial reporting and, as a result, acquired knowledge and understanding of accounting principles.

Lorie Waisberg	Mr. Waisberg has participated in numerous continuing education programs regarding accounting issues. While practicing law for 30 years with Goodmans LLP, he provided legal advice on a wide range of accounting issues. In addition, Mr. Waisberg was retained as an expert witness on the role and responsibilities of boards and audit committees in relation to financial statements. Furthermore, Mr. Waisberg served as Executive Vice President of Co- Steel Inc. where the Chief Financial Officer reported to him and he was the principal liaison for internal and external audit.

For over 30 years, Mr. Waisberg has served on the audit committee of several publicly traded entities. He currently serves as the chair of the audit committee of the public company Metalex Ventures Limited and also serves on the audit committee of two other public companies, Chemtrade Logistics Income Fund and Noront Resources Ltd..

8.2.4	External Auditor Service Fees

The following table shows fees paid to KPMG LLP in Canadian dollars in the past two fiscal years for various services provided to the Corporation:

	Year Ended September 26, 2009	Year Ended September 25, 2010
KPMG
Audit Fees	$1,090,000	$1,275,000
Audit-Related Fees	$95,000	$175,000
Tax Fees	$520,000	$119,000
Other Fees	—	—

Total	$1,705,000	$1,569,000

Audit Fees

These fees include professional services rendered by the external auditors for statutory audits of the annual financial statements and for other audits.

Audit-Related Fees

These fees include professional services that reasonably relate to the performance of the audit or review of Tembec’s financial statements. These services include accounting consultations related to accounting, financial reporting or disclosure matters not classified as “Audit Services”; assistance with understanding and implementing new accounting and financial reporting guidance from rulemaking authorities; financial audits of employee benefit plans; agreed upon or expanded procedures related to accounting records required to respond to or comply with financial, accounting or regulatory reporting matters.

Tax Fees

These fees include professional services for tax compliance, tax advice and tax planning. These services include review of tax returns, assistance with tax audits, capital structure, corporate transactions and other special purpose mandates approved by the Audit Committee.

Other Fees

The fees include the total fees paid to the auditors for all services other than those presented in the categories of audit fees, audit-related fees and tax fees, including the consultation services for the due diligence audit of business acquisitions, consultation to expatriates fees and certain other filings.

8.2.5	Policies and Procedures for the Engagement of Non-Audit Services

The Corporation’s Audit Committee has adopted the Pre-Approval Policy and Procedures for Non-Audit Services Provided by External Auditors (as defined in the External Auditor Services and Fees Policy) which sets forth the procedures and the conditions pursuant to which these services proposed to be performed by external auditors are pre-approved. Under the terms of the policy, the Audit Committee has delegated to the Chairman of the Audit Committee pre-approval authority for Non-Audit Services not previously approved by the Audit Committee which involve the payment of fees not in excess of $50,000. Any service approved by the Chairman is reported to the Audit Committee at its next meeting subsequent to such pre-approval.

8.3	INFORMATION CONCERNING NON-DIRECTOR OFFICERS

Non-Director Executive Officers	Office with the Corporation	Province/State and Country of Residence
Eric Bergeron	Vice President, Human Resources	Quebec, Canada

Chris Black	Executive Vice President, President, Paper Group	Ontario, Canada

Paolo Dottori	Vice President, Energy, Environment and Technology	Ontario, Canada

Michel J. Dumas	Executive Vice President, Finance and Chief Financial Officer	Ontario, Canada

Randy Fournier	Senior Vice President, Chemical Group	Ontario, Canada

Patrick LeBel	Vice President, General Counsel and Corporate Secretary	Quebec, Canada

Stephen J. Norris	Treasurer	Quebec, Canada

Mahendra Patel	Vice President, Engineering, Purchasing and Services	Ontario, Canada

Yvon Pelletier	Executive Vice President, President, Pulp Group	Quebec, Canada

Jacques Rochon	Vice President, Information Technology	Quebec, Canada

Dennis Rounsville	Executive Vice President, President, Forest Products Group	B.C., Canada

Richard Tremblay	Corporate Controller	Quebec, Canada

John Valley	Executive Vice President, Business Development and Corporate Affairs	Ontario, Canada

During the past five years, each of the non-Director executive officers of the Corporation (the “Executive Officers”) have been engaged in their present principal occupations or in other executive capacities of the Corporation or with related or affiliated companies, except for Patrick LeBel who, from March 2004 to September 2006 was an associate with the law firm Ravinsky Ryan and from September 2006 to December 2009 was Senior Counsel for Tembec and John Valley who from May 2001 to October 2005 acted as Managing Partner and Principal of The Biscayne Group. From March 2005 to October 2005, Mr. Valley also served as the Chief Negotiator for the Province of Ontario in the softwood lumber trade dispute with the United States.

As at December 15, 2010, the Directors and Executive Officers beneficially owned, as a group, or exercised control or direction over, directly or indirectly, approximately 251,373 common shares representing approximately 0.25% of the common shares outstanding. As at December 15, 2010, the Directors and Executive Officers of the Corporation beneficially owned, as a group, or exercised control or direction over, directly or indirectly, approximately 115,944 Warrants representing approximately 1.04% of the warrants outstanding.

8.4	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES AND SANCTIONS

To the knowledge of the Corporation and based on the information furnished by the Directors and Executive Officers, except as disclosed below, no Director or Executive Officer:

(a) is, as at the date of the AIF, or has been within the 10 years before the date of the AIF, a director or executive officer of any corporation that:

(i) while that person was acting in that capacity was subject to a cease trade or similar order or an order that denied the relevant corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(ii) was subject to a cease trade or similar order or an order that denied the relevant corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the Director or Executive Officer ceased to be a director or executive officer and which resulted from an event that occurred while that person acted as director or executive officer; or

(iii) while the Director or Executive Officer was acting as director or executive officer or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b) has, within the 10 years before the date of the AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets;

(c) has been subject to:

(i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement after December 30, 2000 with a securities regulatory authority; or

(ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

All of the Directors and Executive Officers, except for James V. Continenza, Francis M. Scricco, James N. Chapman, Lorie Waisberg, David J. Steuart and Patrick LeBel, were either directors or officers of Former Tembec and/or Tembec Industries Inc. for varying periods of time immediately prior to the completion of the Recapitalization on February 29, 2008.

Mr. John Valley was a director of Betacom Corporation Inc. from October 2002 until November 2003. On November 14, 2003, the Court appointed an Interim Receiver for Betacom Corporation Inc. to hold its assets. In December 2003, Betacom Corporation Inc. made a formal assignment into bankruptcy to wind-up its affairs.

At the request of Tembec, Mr. Michel Dumas was a director of Gestion Papiers Gaspésia Inc. and its subsidiary, Papiers Gaspésia Inc., from March 2004 until October 2004. On January 30, 2004, Papiers Gaspésia Inc. and Papiers Gaspésia Limited Partnership filed for protection under the Companies’ Creditors Arrangement Act. On July 4, 2005, the plan of arrangement submitted by Papiers Gaspésia Inc. and Papiers Gaspésia Limited Partnership to their creditors was homologated by the Court and has been fully implemented.

At the request of Tembec, Mr. Dennis Rounsville was a director of Temlam Inc. and its subsidiary, Jager Building Systems Inc., from December 8, 2005 to September 11, 2008. On September 15, 2008, Temlam Inc. and Jager Building Systems Inc. filed voluntary assignments in bankruptcy under the BIA.

At the request of Tembec, Mr. Stephen Norris was a director of Temlam Inc. and its subsidiary, Jager Building Systems Inc., from July 25, 2008 to September 11, 2008. On September 15, 2008, Temlam Inc. and Jager Building Systems Inc. filed voluntary assignments in bankruptcy under the BIA.

At the request of Tembec, Mr. Michel Dumas was a director of Temlam Inc. from July 31, 2001 to September 11, 2008. On September 15, 2008, Temlam Inc. filed a voluntary assignment in bankruptcy under the BIA.

At the request of Tembec, Mr. Michel Dumas was a director of Jager Building Systems Inc. from August 23, 2001 to September 11, 2008. On September 15, 2008, Jager Building Systems Inc. filed a voluntary assignment in bankruptcy under the BIA.

At the request of Tembec, Mr. James Lopez was a director of Marathon Pulp Inc. from January 26, 2006 to February 27, 2009. On March 17, 2009, Marathon Pulp Inc. was declared bankrupt after failing to file a proposal within 30 days of filing a notice of intention to file a proposal under the BIA.

At the request of Tembec, Mr. Michel Dumas was a director of Marathon Pulp Inc. from February 2, 2000 to February 27, 2009. On March 17, 2009, Marathon Pulp Inc. was declared bankrupt after failing to file a proposal within 30 days of filing a notice of intention to file a proposal under the BIA.

At the request of Tembec, Mr. Yvon Pelletier was a director of Marathon Pulp Inc. from December 31, 2006 to February 27, 2009. On March 17, 2009, Marathon Pulp Inc. was declared bankrupt after failing to file a proposal within 30 days of filing a notice of intention to file a proposal under the BIA.

Mr. James N. Chapman was a director of Anchor Glass Container Corporation from August 2002 to March 2006. Such corporation filed for bankruptcy on August 8, 2005 due to high natural gas prices and excess leverage. The equity has since been transferred to bondholders and an investment banking group is now the controlling shareholder. Mr. Chapman was a director of Chrysler LLC from September 2007 to April 2009. Chrysler LLC filed for protection from its creditors under Chapter 11 of the United States Bankruptcy Code on April 30, 2009. Mr. Chapman is a director of American Media Inc. since March 12, 2009. On November 17, 2010, Amercian Media Inc. filed for voluntary petitions for relief under Chapter 11 of the United States Bankruptcy code.

Mr. Lorie Waisberg was a director of McWatters Mining Inc. (“MWA”) from September 1997 to August 2004. MWA initiated insolvency proceedings in 2001 and in 2004. Canadian securities regulators issued cease trade orders by reason of MWA’s failure to file required financial statements. The cease trade orders are no longer in effect and MWA has emerged from bankruptcy. Mr. Waisberg was a director of FMF Capital Group Ltd. (“FMF”) from March 2005 to May 18, 2007. On May 18, 2007, a subsidiary of FMF (of which Mr. Waisberg was not a director) conveyed its assets to a trustee to facilitate the orderly wind-up of its business.

ITEM 9 -	LEGAL PROCEEDINGS

Tembec is involved in various legal proceedings relating to contracts, commercial disputes, taxes, environmental issues, employment and workers’ compensation claims and other matters. The Corporation periodically reviews the status of these proceedings with both inside and outside counsel. The Corporation believes that the ultimate disposition of these matters will not have a material adverse effect on its financial position.

ITEM 10 -	TRANSFER AGENT AND REGISTRAR

Tembec’s transfer agent and registrar is Computershare Trust Company of Canada. The register of transfers of the common shares and warrants of Tembec maintained by Computershare Trust Company of Canada is located at its offices in Montreal, Quebec.

ITEM 11 -	MATERIAL CONTRACTS

On August 17, 2010 Tembec Industries entered into an Indenture with Wilmington Trust FSB which governs the senior secured notes issued by Tembec Industries in an aggregate principal amount of US$255 million. The senior secured notes are guaranteed by the Corporation and certain of the Corporation’s subsidiaries. The Indenture requires compliance with certain covenants that could in certain circumstances restrict the ability of the Corporation or its subsidiaries to incur additional indebtedness, to encumber or dispose of its assets or make certain payments or distributions. Reference is made to the Indenture, which was filed on SEDAR and may be found at www.sedar.com.

On May 7, 2010, Tembec SAS, a wholly owned subsidiary of Tembec, entered into a share purchase agreement for the acquisition of 100% of the shares of Tembec Saint-Gaudens SAS and Tembec Tarascon SAS, two subsidiaries of Tembec SAS. Paper Excellence B.V. paid 66 million Euros for the shares and assumed 34 million Euros of debt of the two European subsidiaries. Total consideration for the transaction is approximately 100 million Euros (C $133 million), which remains subject to closing working capital adjustments. Reference is made to the share purchase agreement which was filed on SEDAR and may be found at www.sedar.com.

On February 29, 2008, the Corporation, Tembec Industries, Tembec Enterprises Inc. and Tembec GP entered into a financing agreement with CIT Canada and a syndicate of lenders for a revolving credit facility of $205 million maturing on December 15, 2011 secured by all of the assets of the Corporation’s material North American subsidiaries (“CIT Canada Facility Agreement”). This facility has a first priority charge over receivables and inventory and a second priority charge over the remainder of the assets. Interest is calculated based either on prime rate or banker’s acceptances rate. As at September 25, 2010, this facility was undrawn and $35 million was utilized for letters of credit. This facility requires compliance with certain covenants that could in certain circumstances restrict the ability of the Corporation or its subsidiaries to incur additional indebtedness, to encumber or dispose of its assets or make certain payments or distributions. Reference is made to the CIT Canada Facility Agreement, which was filed on SEDAR and may be found at www.sedar.com.

On June 10, 2008, the Corporation entered into a waiver agreement with Wayzata Investment Partners LLC pursuant to which it provided Wayzata Investment Partners LLC, its affiliates and funds managed by Wayzata Investment Partners LLC (collectively, “Wayzata”) with a waiver from the application of its Shareholder Rights Plan (the “Plan”). The waiver permits Wayzata to purchase up to a maximum of 30% of the Corporation’s outstanding common shares without triggering the Plan subject to certain conditions. The conditions to the waiver granted to Wayzata include:

•

Wayzata must vote all common shares owned or controlled by it over 20% of the issued and outstanding shares of the Corporation (the “Excess Shares”) in the manner recommended by the Board of Directors of the Corporation, except on the appointment of auditors and compensation matters, as well as certain instances set forth below in which Wayzata will abstain from voting the Excess Shares;

•

Wayzata shall abstain from voting any Excess Shares in respect of the election of directors of Tembec and the issuance of Common Shares from treasury (to the extent such issuance requires shareholder approval under applicable law);

•

In connection with any take-over bid for the Corporation’s common shares or similar type of transaction, Wayzata may only tender Excess Shares to the bid if the Board of Directors of Tembec recommends that shareholders generally tender to the bid (or makes no recommendation);

•	Wayzata must provide the Corporation with seven days prior notice before any sale of 1,000,000 or more common shares of the Corporation expected to occur over a 30-day period;

•	Wayzata must provide the Corporation with prompt notice of the acquisition of any additional common shares of the Corporation.

The waiver granted to Wayzata will terminate upon the earlier of: (a) Wayzata’s ownership dropping below 20% of the Corporation’s outstanding common shares; and (b) a breach by Wayzata of the terms of the waiver. Reference is made to the waiver Agreement, which was filed on SEDAR and may be found at www.sedar.com.

As of November 30, Wayzata owns 20,934,224 common shares representing approximately 20.93% of the Corporation’s outstanding common shares of the Corporation down from 21,541,076 common shares it owned at the end of Fiscal 2010.

ITEM 12 -	INTERESTS OF EXPERTS

KPMG LLP are the external auditors of the Corporation who prepared the Auditors’ Report to the shareholders dated November 12, 2010, with respect to the 2010 Financial Statements consisting of consolidated balance sheets and consolidated statement of operations and deficit, and cash flows. KPMG LLP is independent with respect to Tembec within the meaning of the Code of Ethics of the Ordre des comptables agréés du Québec.

ITEM 13 -	ADDITIONAL INFORMATION

Additional information relating to Tembec, including the documents incorporated by reference in this AIF, may be found on SEDAR at www.sedar.com.

Additional information, including Directors’ and Executive Officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, where applicable is contained in the Management Information Circular prepared in connection with the Annual Meeting of Shareholders of the Corporation to be held on January 27, 2011. Additional financial information is provided in the Corporation’s 2010 Financial Statements and 2010 MD&A.

DEFINITIONS

ADMT – Air Dryed Metric Tonnes.

BIA – Bankruptcy and Insolvency Act (Canada).

Biomass – Bark and residual wood waste used as fuel to operate cogeneration facilities or boilers.

Board feet – The plural of board foot; a board foot is calculated by multiplying 1” x 12” x 12” = 1 foot board measure gross count. Lumber is then finished (planed/sanded) to a smaller size and sold based on the original gross count. The difference between gross size and net size is approximately 72%.

Capacity – The number of units which can be produced in a year based on operating with the normal number of shifts and maintenance interruptions.

Coated paper – Paper which is coated with clay and treated to impart a smooth glossy surface.

Cogeneration – Generation of power in an industrial power plant to produce both steam and electricity for in-plant use, as well as electricity for sale to outside utility companies.

EBITDA – Operating earnings (losses) before non-recurring items, interest, income taxes, depreciation, amortization and other non-operating income and expenses.

Effluent – Outflowing waste discharge from a pulp and paper mill.

Hectare – 2.471 acres

ISO-14001 – is an independent third party certification that confirms that Tembec’s internal Environmental Management system meets internationally accepted standards for protecting environmental values, and that the system is properly maintained and applied by Tembec.

Measurements

Tonne – metric ton – 1,000 kilograms or 2,204 pounds (1.1023 tons).

MBF – One thousand board feet (see board feet).

NBSK – northern bleached softwood kraft pulp.

Newsprint – A printing paper whose major use is in newspapers. It is made largely from groundwood or mechanical pulp.

Pulp – the generic term describing the fibres derived from wood. Pulp can result from a variety of pulping processes including cooking, refining, grinding or the processing and cleaning (de-inking) of waste paper. Pulp can be either in a wet or dry state. Types of pulp include:

Kraft pulp – chemical pulp produced by an alkaline cooking process using sodium sulphate.

High yield pulp – pulp produced by a combined chemical, thermal and refining process.

Specialty cellulose pulp – chemical pulp produced by an acid cooking process which can be either ammonia, sodium or calcium based.

Sludge – Solid waste material produced in mill effluent treatment systems disposed of by burning or landfilling.

Wood chips – Small pieces of wood used to make pulp. The wood chips are produced either from wood waste in a sawmill or a log merchandiser or from pulp wood cut specifically for this purpose. Wood chips are generally uniform in size and are larger and coarser than sawdust.

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

TEMBEC INC.

I.	OVERALL PURPOSE / OBJECTIVES

The Audit Committee (the “Committee”) will assist the Boards of Directors (the “Board”) of Tembec Inc. (the “Corporation”) in fulfilling its oversight responsibilities. The Committee will review the financial reporting process, the system of internal control and management of financial risks, the audit process, the attestation process regarding internal controls and the Corporation’s process for monitoring compliance with laws and regulations and its own corporate policies. In performing its duties, the Committee will maintain effective working relationships with the Board, management, and the internal and external auditors. The Corporation shall ensure that appropriate funding is provided to the Committee to compensate the auditors and any other advisors engaged by the Committee, as well as for ordinary administrative expenses.

Subject to any power (i) conferred to the Committee under the Corporation’s by-laws or any applicable laws, rules or regulations (including those of any stock exchange), or (ii) otherwise assigned to the Committee by resolution of the Board of Directors, the Committee shall have no decision-making authority other than as specifically contemplated in this Charter.

II.	COMPOSITION

The Committee shall consist of not fewer than three directors, each of whom shall be “independent”, as defined in applicable securities legislation. All members of the Committee shall be “financially literate”, as defined in applicable securities legislation. Members of the Committee shall be appointed by the Board and shall serve at the pleasure of the Board. Unless a chairman is appointed by the Board, the members of the Committee will select its chairman (the “Chairman”).

III.	MEETINGS

The Committee shall meet at least four times annually. The Committee shall meet at least quarterly with the external auditors and at least annually with the internal auditors to discuss any matters that the Committee believes should be discussed, including privately held conversations. Meetings of the Committee may be called by its Chairman or the chairman of the Board, the external auditors or the internal auditors. Minutes of all meetings of the Committee shall be maintained and submitted as soon as practicable to the Board. In addition, the Committee will report to the Board on the Committee’s activities at the Board meeting following each Committee meeting.

A majority of Committee members shall constitute a quorum.

The members of the Committee shall have the right, for the purposes of discharging the powers and responsibilities of the Committee, to inspect any relevant records of the Corporation and its subsidiaries. The Committee shall also have the authority to hire independent counsel and other advisors at the Corporation’s expense, if necessary to carry out its duties and the authority to set and pay the compensation for any independent counsel or advisor employed by the Committee. The Committee shall also have the authority to communicate directly with internal and external auditors.

IV.	RESPONSIBILITIES AND DUTIES

The Audit Committee shall:

Documents/Reports Review

(1)	Review and reassess the adequacy of this Charter annually, report to the Board thereon and ensure that it is reproduced in the annual information form on an annual basis and posted in an up-to-date format on the Corporation’s website.

(2)	Review and discuss with management and the external auditor and, if appropriate, recommend for approval by the Board prior to any disclosure:

(i)	interim unaudited financial statements;

(ii)	audited annual financial statements, in conjunction with the report of the external auditors; and

(iii)	all public disclosure documents containing audited or unaudited financial information, including management’s discussion and analysis of financial condition and results of operations, any prospectus and annual and interim earnings press releases.

This review shall include, where appropriate, an examination of:

(i)	the existence and substance of significant accruals, estimates, or accounting judgments;

(ii)	transactions with related parties and adequacy of disclosures; and

(iii)	qualifications, if any, contained in letters of representation and the contents of review or audit reports from the Corporation’s external auditors, with respect to the Corporation’s financial statements.

(3)	Review any report which accompanies published financial statements (to the extent such a report discusses financial condition or operating results) for consistency of disclosure with the financial statements themselves.

(4)	Obtain an explanation from management of all significant variances between comparative reporting periods and an explanation from management for items which vary from expected or budgeted amounts as well as from previous reporting periods.

(5)	Review uncertainties, commitments, and contingent liabilities material to financial reporting.

External Audit

(6)	Recommend to the Board the firm to be proposed to the Corporation’s shareholders for appointment or reappointment as external auditors and recommend the fees to be paid to the external auditors. The external auditors are accountable to the Board and the Committee, as representatives of the Corporation’s shareholders, and the external auditors shall confirm same in their annual engagement letter. The external auditors must report directly to the Committee.

(7)	Pre-approve all services to be provided by the external auditors to the Corporation or any of its subsidiaries or adopt specific policies and procedures for the engagement of such services, provided that such pre-approval policies and procedures are detailed as to the particular service, the Committee is informed of each service and the procedures do not include delegation of the Committee responsibilities to management. The Committee may delegate to one or more members of the Committee the authority to pre-approve services provided by external auditors, provided that such member or members must present any such services so approved to the full Committee at its first scheduled meeting following such pre-approval.

(8)	On an annual basis, review and discuss a written report by the external auditors detailing all factors that might have an impact on the auditors’ independence, including all services provided and fees charged by the external auditors.

(9)	Oversee the work, review the performance of the external auditors and approve any proposed change of the external auditors. In such a case, approve the information required to be disclosed by regulations.

(10)	Approve the scope and plan of the annual audit, of the attest services and require the external auditors to review the quarterly financial statements and related documents.

(11)	Review the audit findings and recommendations and management’s response thereto.

(12)	Review any analysis prepared by management and/or the external auditor setting forth significant financial reporting issues and judgements made in connection with the preparation of the financial statements, including any analysis of the effects of alternative generally accepted accounting principles methods on the financial statements.

(13)	Review annually with the external auditors the acceptability and the quality of the implementation of generally accepted accounting principles focused on the accounting estimates and judgments made by management and their selection of accounting principles.

(14)	Review any disagreement between management and the external auditors regarding financial reporting and, to the extent possible, resolve any such disagreements.

(15)	At least annually consult with the external auditors out of the presence of management about the adequacy of internal controls (including the steps to be adopted in light of any material control deficiencies), the fullness and accuracy of the financial statements and any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(16)	Monitor the rotation of the lead audit partner, concurring partner and other audit partners;

(17)	Review and approve the Corporation’s hiring policies for partners, employees and former partners and employees of its present external auditors and of its former external auditors.

Internal Audit and Internal Control

(18)	Review any decisions related to the need for internal auditing, including whether this function should be outsourced and in that case, approve the supplier which shall not be the external auditors.

(19)	Review and approve the appointment or removal of the director of internal audit who shall report to a senior officer other than the Corporate Controller.

(20)	Approve the mandate of the internal audit function, and review annually the internal audit plan and the corresponding budgets.

(21)	Ensure that management has established and maintained adequate internal controls and procedures for financial reporting and accounting, with particular emphasis on controls over computerized systems, and review annually a management assessment of the effectiveness of internal controls. In the event of a material deficiency in internal controls, the Committee shall work with the external auditors and internal auditors to resolve such deficiency.

(22)	Review significant internal audit findings, recommendations and management’s response.

(23)	Ensure the coordination of the work between internal and external auditors.

(24)	Ensure the internal auditor has ongoing access to the Chairman as well as all officers of the Corporation, particularly the chairman of the Board and the President.

(25)	At least annually, undertake private discussions with staff of the internal audit function to establish internal audit independence, the level of co-operation received from management, the degree of interaction with the external auditor, and any unresolved material differences of opinion or disputes.

Risk Management

(26)	Review periodically and inquire of management, the internal auditors and the external auditors concerning the financial and business risks or exposures of the Corporation and assess the steps management has taken to control such risks. Business risks include, but are not limited to, risks in the nature of treasury-related risks (including foreign exchange risks), information systems-related risks, disclosure quality and standards relating to financial reporting.

Financial Reporting Processes

(27)	In consultation with the external auditors and the internal auditors, review the integrity and adequacy of the financial reporting processes, both internal and external, including procedures for review of the Corporation’s public disclosure of financial information extracted or derived from its financial statements.

(28)	Consider and approve, if appropriate, changes to the accounting principles and practices as recommended by the external auditors, management or the internal auditors.

Disclosure Policy Oversight

(29)	Review, report and, where appropriate, provide recommendations to the Board on the Corporation’s disclosure policy and other related policies and procedures, and recommend changes as deemed appropriate. The Committee, in performing this task, will review any reports on or proposed amendments to the disclosure policy submitted to it by the Disclosure Committee.

(30)	Assist the Disclosure Committee and the Board in interpreting and applying the Corporation’s disclosure policy and other related policies and procedures.

(31)	Oversee compliance with the Corporation’s disclosure policy.

Legal compliance and other responsibilities

(32)	Oversee that management has the proper review system in place to ensure that financial statements, reports and other financial information disseminated to governmental organizations and the public satisfies legal and regulatory requirements.

(33)	Review incidents of fraud, illegal acts, conflicts of interest and related-party transactions.

(34)	Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

(35)	Review claims or potential claims and any other legal matters as reported to the Committee that could have an impact on the financial statements.

(36)	Review the expenses of, including the use of Corporation assets by officers.

(37)	Review material matters relating to audits of subsidiaries.

(38)	Perform any other activities consistent with this Charter, the Corporation’s by-laws and governing laws, as the Committee or the Board deems necessary or appropriate.

Remuneration of Committee Members

(39)	No member of the Committee may earn fees from the Corporation or any of its subsidiaries other than fees for acting as a member of the Board or any Board committee (which fees may include cash or other in-kind consideration ordinarily available to directors, as well as all of the regular benefits that other directors receive). For greater certainty, no member of the Committee shall accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation.